GUANGZHOU INVESTMENT COMPANY LIMITED

RULE 12g3-2(b) EXEMPTION

FILE NO. 82-4247

SUPPL

dlw 3/3

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Our ref.: GICL-1416/04-BW/·' Date: February 26, 2004

Securities and Exchange Cor
Division of Corporate Financ
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04 MAR -3 AM 7:21

Attn: Special Counsel / Office of International Corporate Finance

Dear Sirs,

RE: GUANGZHOU INVESTMENT COMPANY LIMITED
RULE 12g3-2(b) EXEMPTION
FILE NO. 82-4247

In connection with the above-referenced exemption, we hereby furnish to you in accordance with paragraph (b)(1)(i) of Rule 12g3-2, one (1) copy of the documents referred to in Annex A hereto. The documents listed in Annex A constitute all of the information that the Company has made public, filed or distributed since August 25, 2003.

If you have any questions regarding any of the foregoing, please do not hesitate to contact the undersigned at (852) 2116 8020.

Kindly acknowledge receipt by signing and returning the duplicate of this letter.

Very truly yours,
For and on behalf of
GUANGZHOU INVESTMENT CO. LTD.

Burnette C.K. Wong
Executive Director and Company Secretary

Encl.

A:\USA file\US-GIC04.doc

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

Annex A

I. Documents filed with The Stock Exchange of Hong Kong Limited ("HKSE") since August 25, 2003.

(1) Monthly reports of movement of listed securities for the months ended:

(a) August 31, 2003
(b) September 30, 2003
(c) October 31, 2003
(d) November 30, 2003
(e) December 31, 2003
(f) January 31, 2004

(2) Interim Report 2003

II. Documents filed with The Hong Kong Companies Registry since August 25, 2003.

(1) Notices of change of directors or secretary or in their particulars, Form D2, dated:

(a) October 23, 2003
(b) December 15, 2003

(2) Returns of allotments, Form SC1, dated:

(a) September 8, 2003
(b) October 8, 2003
(c) November 11, 2003
(d) December 15, 2003
(e) January 12, 2004
(f) February 2, 2004

(3) Particulars of a contract relating to shares, Form SC5, dated December 12, 2003

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
香港灣仔洛克道160-174號越秀大廈24樓
24/F., Yue Xiu Building, 160-174 Lockhart Road, Wanchai, Hong Kong.
Tel. : (852) 2116 8168 Fax : (852) 2598 7688

III. Public Announcements

(1) Announcement of interim results for the six months ended June 30, 2003 dated September 10, 2003

(2) Announcement dated November 3, 2003

(3) Announcement of completion of the acquisition of Guangzhou City Construction & Development Homecity Supermarket Ltd. dated November 11, 2003

(4) Announcement of appointment of General Manager dated December 12, 2003

(5) Announcement of placing of existing shares and resumption of trading dated January 28, 2004

2

I. (1)-(2)

Monthly Return On Movemen
For the month ended 31st Augi

04 MAR -3 AM 7:21

To : The Listing Division of The Stock

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung *(Name of Responsible Official)* Tel No. : 2116 8020

Date : 8th September 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,136,220,222	N/A	
Increase/(Decrease) during the month	12,830,000		
Balance at close of the month	6,149,050,222		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	42,070,000	0	3,470,000	0	38,600,000	3,470,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	186,316,000	0	9,360,000	0	176,956,000	9,360,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	63,000,000	0	0	0	63,000,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ ______ 2. ________ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
________ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					12,830,000

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th September 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020
(Name of Responsible Official)

Date : 7th October 2003

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,149,050,222	N/A	
Increase/(Decrease) during the month	12,886,000		
Balance at close of the month	6,161,936,222		

(D) Details of Movement :

** please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	38,600,000	0	3,204,000	0	35,396,000	3,204,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	176,956,000	0	9,682,000	0	167,274,000	9,682,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	63,000,000	0	0	0	63,000,000	
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**12,886,000**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st October 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung *(Name of Responsible Official)* Tel No. : 2116 8020

Date : 10th November 2003

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,161,936,222	N/A	
Increase/(Decrease) during the month	25,766,000		
Balance at close of the month	6,187,702,222		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	35,396,000	0	14,102,000	0	21,294,000	14,102,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	167,274,000	0	10,614,000	0	156,660,000	10,614,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	63,000,000	0	1,050,000	0	61,950,000	1,050,000
5. Employee Share Option Scheme Exercise price : HK$ 0.814	0	12,620,000	0	0	12,620,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______	N/A					
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**25,766,000**

Remarks : ______________________

____

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 30th November 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited

(Name of Company)

Wong Chi Keung   Tel No. : 2116 8020

(Name of Responsible Official)

Date : 8th December 2003

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

√ 1. Ordinary shares :   2. Preference shares :

3. Other classes of shares :   please specify : ______

4. Warrants :   please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,187,702,222	N/A	
Increase/(Decrease) during the month	40,915,692		
Balance at close of the month	6,228,617,914		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	0	0	70,000,000	
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	21,294,000	0	5,500,000	0	15,794,000	5,500,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	156,660,000	0	4,030,000	0	152,630,000	4,030,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,620,000	0	0	0	12,620,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ______ Subscription price : HK$ ______ 2. ______ Subscription price : HK$ ______		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
______ Conversion price : HK$ ______						
OTHER ISSUES OF SHARES *						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price : HK$0.68	Issue and allotment Date :			11th Nov 2003	31,385,692
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**40,915,692**

Remarks : ______________________

Authorised Signatory :

Name : Wong Chi Keung
Title : Executive Director & Company Secretary

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st December 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited
(Name of Company)

Wong Chi Keung   Tel No. : 2116 8020
(Name of Responsible Official)

Date : 8th January 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

✓ 1. Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,228,617,914	N/A	
Increase/(Decrease) during the month	20,100,000		
Balance at close of the month	6,248,717,914		

(D) Details of Movement :

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	70,000,000	0	18,000,000	0	52,000,000	18,000,000
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	15,794,000	0	1,620,000	0	14,174,000	1,620,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	152,630,000	0	480,000	0	152,150,000	480,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12,620,000	0	0	0	12,620,000	0
6. Employee Share Option Scheme Exercise price : HK$ 0.846	0	100,632,000	0	0	100,632,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ________ Subscription price : HK$ _____ 2. ________ Subscription price : HK$ _____		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
________ Conversion price : HK$ _____						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**20,100,000**

Remarks : ____________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 1

Monthly Return On Movement of Listed Equity Securities
For the month ended 31st January 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited

CC : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : Guangzhou Investment Company Limited

(Name of Company)

Wong Chi Keung — Tel No. : 2116 8020

(Name of Responsible Official)

Date : 3rd February 2004

(A) Information on Types of Listed Equity Securities :

(please tick wherever applicable)

1. ✓ Ordinary shares :
2. Preference shares :
3. Other classes of shares : please specify : ________
4. Warrants : please specify : ________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	10,000,000,000	0.10	1,000,000,000
Increase/(Decrease) (EGM approval date) :	N/A	N/A	N/A
Balance at close of the month	10,000,000,000	0.10	1,000,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	6,248,717,914	N/A	
Increase/(Decrease) during the month	47,274,000		
Balance at close of the month	6,295,991,914		

(D) **Details of Movement :**

* *please delete and insert "N/A" wherever inapplicable*

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	ISSUE OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
1. Employee Share Option Scheme Exercise price : HK$ 0.3936	52,000,000	0	46,600,000	0	5,400,000	46.600,000
2. Employee Share Option Scheme Exercise price : HK$ 0.5008	14,174,000	0	300,000	0	13,874,000	300,000
3. Employee Share Option Scheme Exercise price : HK$ 0.41	152,150,000	0	200,000	0	151,950,000	200,000
4. Employee Share Option Scheme Exercise price : HK$ 0.54	61,950,000	0	0	0	61,950,000	0
5. Employee Share Option Scheme Exercise price : HK$ 0.814	12.620,000	0	174,000	0	12,446.000	174.000
6. Employee Share Option Scheme Exercise price : HK$ 0.846	100.632,000	0	0	228,000 (Lapsed)	100,404,000	0
WARRANTS * Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. ____ Subscription price : HK$ ___ 2. ____ Subscription price : HK$ ___		N/A				
CONVERTIBLES * Class	Units	Converted (Units)			Units	
____ Conversion price : HK$ ___						
OTHER ISSUES OF SHARES *						
Rights Issue	Price : N/A	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration issue	Price :	Issue and allotment Date :				
Others (please specify)	Price :	Issue and allotment Date :				
	Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month					**47,274,000**

Remarks : ________________

Authorised Signatory :

Name : Wong Chi Keung

Title : Executive Director & Company Secretary

Note :

All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2003 INTERIM REPORT



Contents



	Six months ended 30th June 2003 HK$'000	Six months ended 30th June As restated 2002 HK$'000
Turnover	1,662,046	1,544,748
Profit from operations	260,303	208,711
Share of profits/(losses) of		
Jointly controlled entities	(10,215)	(18,793)
Associated companies	85,730	61,487
Profit attributable to shareholders	108,143	15,329
Basic earnings per share	1.768 cents	0.382 cent
Fully diluted earnings per share	1.752 cents	0.378 cent
Interest coverage	3.51 times	4.7 times

	30th June 2003 HK$'000	As restated 31st December 2002 HK$'000
Total assets	24,602,217	25,364,969
Total liabilities (including minority interests)	17,741,110	18,638,937
Shareholders' funds	6,861,107	6,726,032
Net asset per share	HK$1.12	HK$1.10
Net tangible asset per share	HK$1.39	HK$1.41
Gearing ratio	44%	44%

BUSINESS REVIEW

Guangzhou property market developed healthily without overheating

As a result of urbanization and growth of middle class, increasing number of university graduates from northern China live and work in Guangzhou. Coupled with rising demand from local residents and upgrading needs, the Guangzhou property market in the first half of 2003 continued to expand steadily. Total supply of private residential units of the ten districts in Guangzhou amounted to 3.67 million sq. meters and decreased by 8.3 per cent over the same period of last year. However, demand in terms of transaction area increased by 5.4 per cent to 4.47 million sq. meters. Consequently, outstanding stock continued to fall substantially by 16 per cent to 4.20 million sq. meters. Average selling price was RMB4,452 per sq. meter, which was similar to levels of last year and there was no signs of overheating.

In the first half of 2003, the secondary market of the ten districts in Guangzhou also continued to expand. Area sold has reached 2.67 million sq. meters with average selling price of RMB2,809 per sq. meter. Size of the secondary market in terms of transacted value increased to 38 per cent of the primary market, which will in turn facilitate upgrading and expansion of the primary market.

Land and project resources increased sharply upon the acquisition of Guangzhou Development

Upon the acquisition of a majority interest in the assets of Guangzhou City Construction & Development Holdings Limited ("Guangzhou Development"), the Group's land and project resources of different types increased sharply on an across the board basis.

Pre-sales and sales of properties in the first half of 2003 increased by 291 per cent to 133,000 sq. meters when compared with the same period of last year. Major projects for sale included Grand City Garden, Hua Cheng Mansion, Tian Jun Court, Fortune Plaza, Galaxy City, Urban Oasis, Lingnan Garden, Run Hui Building, Wen De Ya Xuan and Romantic Garden. These projects are of high quality and balanced mix. For example, Urban Oasis near Sun Yat-Sen University in Haizhu District with a total gross floor area of 400,000 sq. meters is located on top of a metro station and is easily accessible. Galaxy City of Zhujiang Xincheng is awarded the "Top Ten Brandname Community". Owing to expansion of state-owned financial institutions, purchase and renting of Fortune Plaza, an office building in Tianhe District, by institutional customers was also very active. Sales of luxury houses such as Grand City Garden and Hua Cheng Mansion in Er Sha Island were robust. There was also strong demand for budget housing in Run Hui Building and Wen De Ya Xuan. Overall, over 60 per cent of the ten major projects launched in the first half of the year was sold and contributed 46.5 per cent (HK$773 million) of the Group's turnover in the first half of 2003.

Moreover, the actual rental area of properties also increased sharply to 268,200 sq. meters. Major projects include City Development Plaza, White Horse Commercial Building, Guangzhou Sports Stadium Building, Jin Han Building, Xiangkang Commercial Plaza, City Development Building and Guang Yuan Cultural Centre. The rental portfolio is diversified in grades, locations and land use and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks. The properties in Guangzhou generated a steady rental income of HK$85 million in the first half of 2003 accounting for 5.1 per cent of the Group's turnover.

In the first half of 2003, property under construction also increased by 720 per cent to 1,430,000 sq. meters and will mostly be completed in 2003, 2004 and 2005 respectively, of which 85 per cent is residential properties. This will underpin earnings growth in the coming three years.

Furthermore, land bank held for medium term development also sharply increased to 6,800,000 sq. meters, the bulk of which is in Nansha. Nansha is located at the southern side of Guangzhou and the centre of the Pearl River Delta. It will be developed into an industrial, logistic, commerce and trade, shipping and high technology centre. Nansha, which targets residential and new enterprises land uses, will be developed into a new city to accommodate a population of up to one million. Its potential is comparable to Pudong of Shanghai or Yokohama in Tokyo. The Eastern Expressway and the Central Expressway linking Guangzhou and Nansha are under construction. Upon completion, traveling time from Guangzhou to Nansha will be reduced from 45 minutes to 30 minutes. In addition, light railway from Panyu and Guangzhou Metro Line Number 4 will also be extended to Nansha. A new pier for ferries serving Nansha and Hong Kong is under construction. Upon completion, journey from Nansha to Hong Kong will only take 75 minutes. Construction of these infrastructure is scheduled to be completed in the next one to three years. Although the plot in Nansha is a medium term project, the Group will form joint ventures and invests by stages in order to increase the scale of development gradually and realize profits faster.

Brand name effect and market positioning

Apart from expanding land and project resources, Guangzhou Development is also a well known property brand in the Guangzhou market with over 20 years of track record in real estate development. It has established related ancillary companies covering functions such as design, supervision, sales, property agency and management and can effectively control major segments in the property development process. Its financial position is sound and has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included "Number one of the top ten corporations in development, construction and investment of real property in Guangzhou" in 2001, one of the "Ten most popular developers" in 2002, the "Top twenty enterprises in property development and credibility" in Guangdong in 2001, 2002 and the "Observing contracts and keeping promises enterprises" award for the last ten consecutive years.

To capitalize on the brand name of Guangzhou Development, the positioning of the Group's real estate business will focus on the development and sales of medium-priced residential properties ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and up market residential properties for rental. Land banks in urban area will be given priority of development while those in the suburb will be for the medium term. Leveraging on a sizable portfolio of rental properties and land banks, the Group is able to achieve the dual objective of high growth and steady income.

Changes in banks' credit policies and government's land sale policy in 2003

In mid-June this year, the People's Bank of China announced that the bank credit policy for the real estate business should be adjusted. Banks should target those property development enterprises which have higher credit standing and no defaulting record. Loans should be mainly provided to residential projects which are affordable to families of medium to low income. Loans for large size, high-end residential projects and villas should be limited and no loans in any form shall be granted to projects without land use right certificates, land use planning permits, engineering planning permits and construction permits. Granting of loans as working capital or in other forms is also strictly prohibited. In 2003, the Guangzhou Municipal People's Government also announced that no more land will be granted for the development of villas. Starting from 2004, land purchase in government auction must be settled immediately. In the secondary market, land transactions currently must be made public with sales to bidders of the highest prices. Land premiums must be fully paid prior to the transfer of land.

The objective of these measures is to increase the entry barrier for real estate developers, better regulate the market and enhance its transparency. As the real estate market in China differs tremendously from region to region, banks in different provinces are in the process of drafting their credit policy in detail. The specific measures are yet to be announced. As there is no overheating in the Guangzhou property market, it is believed that adjustment in credit policy will not affect the market adversely. Instead, market development may become healthier in the future, which will be more favourable to the Group. After the acquisition of Guangzhou Development, the Group's brand name, credibility and quality are of a first tier developer, and is expected to be continuously supported by banks.

Other businesses: Toll road earnings recovered while newsprint business continued to see cyclical adjustment

During the first half of 2003, performance of GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company, rebounded substantially as the negative factors in 2002 such as traffic diversion by other new roads, Guangzhou Northern Second Ring Expressway recorded losses in the first year of its operation, and ending of the tax holiday of certain toll road projects have all been eased. GZI Transport recorded 45 per cent increase in profit attributable to shareholders of HK$113,081,000 during the period and satisfactory performance is expected in the second half of the year.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain one of the biggest market shares in the domestically produced newsprint market. However, owing to lower international newsprint price and expansion of capacity in China, Guangzhou Paper faced a challenging environment during the first half of the year.

In the first half of 2003, Guangzhou Paper sold 122,200 tonnes of newsprint, which decreased by 0.5 per cent compared with the same period last year. Average newsprint price was down by 6.2 per cent to RMB4,032 per tonne but the prices of raw materials such as wood and imported waste paper increased and resulted in a lower gross margin. However, by implementing stringent cost control measures such as downsizing and early repayment of bank loans, administrative and finance costs was reduced and considerably offset part of the increases in raw material cost.

Looking forward to the second half of 2003, the Group expects the newsprint market will remain competitive in China. However, with rising raw material costs, price of newsprint may stabilize in the second half of the year. Guangzhou Paper is planning to explore new regional markets in Eastern and Western China to increase sales volume.

Future strategy and prospects

Upon the acquisition of Guangzhou Development, both land and project resources and operation strengths of the Group have been greatly enhanced. Moreover, the Group and Guangzhou Development are highly complementary to each other as the Group has funding sources from both Hong Kong and the Mainland of China, which favours the capital intensive real estate business, whereas Guangzhou Development is a well know property brand in Guangzhou. It has a diversified portfolio comprising properties for sale, for rental, under construction and land bank at the high, medium and mass market. It is also one of the few real estate developers in the industry which has a steady stream of rental income and a sizable land bank at the same time. It has established teams of project development, property management and agency services with abundant experienced professionals. The Group's focus for the year is to adjust and strengthen its business model to shorten the construction and sales cycle so as to realize the synergies between the Group and Guangzhou Development and enhance return on net assets.

Upon the acquisition of Guangzhou Development, the business structure of the Group has become more focused with Guangzhou real estate business amounts to approximately 51.6 per cent of its turnover and approximately 80 per cent of its net assets. Its business strategy will centre on real estate development in Guangzhou. Non-core business will be gradually divested in due course.

Looking ahead, the economic environment in the Pearl River Delta is very favourable. GDP of Guangzhou has been growing at over 10 per cent annually. With growing urbanization and expansion of the middle class, the population of Guangzhou, including the local and the immigrants from other provinces, will grow over 10 million, Coupled with upgrading needs, sales of residential properties has been continuously rising over the past few years. Upon implementation of the Closer Economic Partnership Arrangement (CEPA) signed between Hong Kong and the Mainland of China in July, a large number of service enterprises will come to Guangdong which is the springboard to the rest of China. The proposed construction of the Hong Kong/Macau/Zhuhai Bridge will further speed up the integrated development amongst the Pearl River Delta, Guangzhou and Hong Kong. Although the impact of tightening credit imposed by the People's Bank of China is yet to be observed, it is believed that it will not create adverse effects as there is no overheating in the Guangzhou property market. The Group is very optimistic about the development of its business in the years ahead.

FINANCIAL REVIEW

Analysis of results

In spite of disposal of the non-core cement business in 2002, the Group's turnover in the first half of 2003 increased by 8 per cent to HK$1,662,046,000 when compared with the same period of 2002 primarily due to acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited ("GCD").

The outbreak of SARS did not pose substantial negative effect to the Group's performance. Turnover of property sales and rental income in the Mainland of China ("China") increased by 230 per cent and 608 per cent to HK$772,982,000 and HK$84,864,000 respectively as a result of substantially larger sales and rental area from consolidating six months' turnover of GCD. Turnover of the Group's toll road business also rebounded by 10 per cent to HK$191,580,000 in the first half of 2003 as the negative factor of traffic diversion by other new roads had eased. However, lower international newsprint price reduced turnover of the Group's newsprint business by 10 per cent to HK$483,671,000.

Both property and toll road businesses achieved increase in gross profit in the first half of 2003. Total gross profit of the Group amounted to HK$502,428,000 and increased by 2 per cent despite higher cost of raw materials in the newsprint business.

Selling expenses increased by 41 per cent to HK$63,664,000 primarily due to increased selling expenses of newsprint business as a result of intensified competition. However, administrative expenses decreased substantially by 37 per cent to HK$168,959,000 due to stringent cost control in all the three businesses. Consequently, operating profit of the Group increased substantially by 25 per cent to HK$260,303,000 despite increase in loss on deemed disposal of a subsidiary caused by the exercise of GZI Transport Limited share options.

Owing to increase in bank borrowings as compared to same period of last year, finance costs in first half of 2003 increased by 31 per cent to HK$112,819,000.

The increase in share of profits of associated companies by 39 per cent to HK$85,730,000 was mainly attributable to higher profit contributed by the associated companies of GZI Transport Limited. Share of losses of jointly controlled entities decreased by 46 per cent to HK$10,215,000 mainly due to reducing loss incurred by Guangzhou Northern Second Ring Expressway, whose traffic volume doubled in the period.

Taxation increased by 5 per cent to HK$38,881,000 due to higher pre-tax profit.

Minority interests decreased by 33 per cent to HK$75,975,000 mainly due to disposal of cement and high technology businesses, lower profit contributed by newsprint business and higher stake owned by the Group in the property business.

For the first half of 2003, the Group's profit attributable to shareholders and basic earnings per share increased significantly to HK$108,143,000 and 1.768 cents respectively (2002 as restated: profit attributable to shareholders of HK$15,329,000 and basic earnings per share of 0.382 cent).

Interim dividend

The Board of Directors has resolved to declare an interim dividend for 2003 of 0.8 cent (2002: nil) per share payable on 10th November 2003 to shareholders whose names appear on the register of members on 31st October 2003. Interim dividend pay out ratio will be 45.5 per cent.

Earnings per share

	Six months ended 30th June	
		As restated
	2003	2002
Weighted average number of shares in issue	**6,118,305,482**	4,009,989,359
Profit attributable to shareholders (HK$)	**108,143,000**	15,329,000
Basic earnings per share (cent(s))	**1.768**	0.382
Fully diluted earnings per share (cent(s))	**1.752**	0.378

The weighted average number of shares in issue during the period was increased by 53 per cent as 2,107,688,555 shares were issued in December 2002 for the acquisition of a controlling interest in Guangzhou City Construction and Development Holdings Limited and some other property assets in China and 5,248,000 shares were issued upon exercise of share options during the period. Total issued shares outstanding as at 30th June 2003 was 6,121,230,222 shares.

Analysis of cash flows

During the first six months of 2003, net cash inflow of HK$244 million (2002: HK$224 million) from operating activities had been generated mainly from toll road business and property business. Net cash used in investing activities amounted to HK$52 million (2002: HK$16 million) was mainly due to the capital expenditure incurred by property and newsprint businesses during the period. Net cash used in financing activities of HK$58 million (2002: HK$467 million) was resulted from the net repayment of bank loans.

Liquidity and capital resources

The Group continued to maintain a solid liquidity position. As at 30th June 2003, the Group had bank deposits, cash and bank balances of approximately HK$1,201 million (2002: HK$1,077 million) which increased by 11 per cent compared to 31st December 2002 and was caused by the increase in the Group's revenue. Approximately 72 per cent of the bank deposits, cash and bank balances was in RMB, 19 per cent was in HK dollars and the rest was in US dollars and other currencies.

As at 30th June 2003, the Group had outstanding convertible bonds and bank borrowings excluding bank overdrafts ("Bank Borrowings") of approximately HK$201 million and HK$6,575 million respectively (collectively "Total Borrowings"), which had a slight decrease of 3 per cent compared with 31st December 2002. Approximately 52 per cent of Total Borrowings was denominated in HK dollars, 45 per cent in RMB and 3 per cent in US dollars. The convertible bonds were denominated in HK dollars.

The management believes that the steady inflow of RMB, HK dollars and US dollars funds generated and/or repatriated from the Group's subsidiaries, associated companies and jointly controlled entities in Hong Kong and China are sufficient to meet the Group's short to medium term RMB, HK dollars and US dollars borrowings, finance costs and dividend payments.

The following table shows the repayment schedule of the Total Borrowings:

	Repayable within				
	one year	one to two years	two to five years	over five years	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Bank Borrowings	2,381,452	1,049,626	3,144,027	256	6,575,361
Convertible Bonds	200,623	—	—	—	200,623
Total Borrowings	2,582,075	1,049,626	3,144,027	256	6,775,984

Approximately 36 per cent of the Bank Borrowings will be repayable within one year, of which 75 per cent is contributed to RMB loans and approximately 75 per cent of the Bank Borrowings were related to property projects and secured by the Group's property portfolio. Given its improved financial position subsequent to the "Very Substantial Acquisition of Property Assets" in December 2002, the Group's credit has become significantly more attractive to the banking community. The relative liquidity risk is considered to be insignificant because the management is confident that short term loans, especially RMB loans, could be refinanced or further extended as planned by one to three years upon maturity. All outstanding convertible bonds were redeemed on 31st July 2003.

Treasury policies

The Group's overall treasury and funding policy is that of risk management and liquidity control. Bank balances are generally placed as short term fixed rate deposits in bank accounts in Hong Kong and China. No fund is placed in non-bank institutions or invested in securities. The Group will maintain a balance banking relationship in both Hong Kong and China to take advantage of different liquidity of these two markets.

Since the Group's principal operations are in China and most of the income is denominated in RMB, the management is aware of possible currency exchange exposure. As a hedging strategy, the management emphasises on mainly using RMB borrowings to finance the Group's RMB investments. Equity and debt financing in foreign currencies will also be used selectively. The Group is exploring the feasibility of increasing the ratio of Hong Kong dollar bank borrowings as supplementary funds. The Hong Kong dollar loan market may offer unexploited potential currently due to lower interest rate, longer maturity and flexible features such as interest rate swap.

Capital expenditures

During the first six months of 2003, the Group's major capital expenditure included a total expenditure of approximately HK$8 million which was mainly incurred for improving the physical structure of toll highways and bridges, and a total expenditure of approximately HK$48 million which was mainly incurred for the purchase of new fixed assets for property business as well as production facilities under construction, plant and machinery and tools for the newsprint business.

Capital and other commitments

As at 30th June 2003, the Group had capital commitments of HK$523 million mainly for the construction of properties in China.

Contingent liabilities

There was no material change in contingent liabilities since the last annual balance sheet date.

Capital structure

The following table summarises the components of the Group's capital structure:

	30th June 2003		As restated 31st December 2002	
	HK$'000	per cent	HK$'000	per cent
Convertible Bonds (fixed rate)	**200,623**	**1**	200,623	1
Bank Borrowings (floating rates)				
Denominated in RMB	**3,080,590**	**20**	3,058,150	19
Denominated in US dollars	**156,000**	**1**	546,000	4
Denominated in HK dollars	**3,338,771**	**22**	3,158,923	20
Total Borrowings	**6,775,984**	**44**	6,963,696	44
Shareholders' Funds plus Negative Goodwill	**8,743,747**	**56**	8,843,055	56
Total Capitalization	**15,519,731**	**100**	15,806,751	100
Gearing Ratio	**44 per cent**		44 per cent	

The Group's gearing ratio remains at a similar level of 44 per cent with that of 2002. By the adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which was effective for accounting periods commencing on or after 1st January 2003, the Group's opening balances of negative goodwill and retained profits as at 1st January 2003 have been reduced by HK$1,706 million and HK$291 million respectively. Accordingly, the shareholders' fund plus negative goodwill as at 31st December 2002 was reduced by HK$1,997 million to HK$8,843 million.

Interest coverage

Interest cover based on operating profit after adjustment for the non-cash items in the first half of 2003 was 3.51 times and was lower than that of 4.7 times for the same period in 2002. This is the result of an increase in bank borrowings as compared to the same period of last year.

Employees

As at 30th June 2003, the Group had approximately 6,700 employees, of whom approximately 6,500 employees were primarily engaging in the properties, toll roads and paper businesses.

The Group remunerates its employees largely based on industry practice, including contributory provident funds and other staff benefits. The Group has also adopted share option schemes which award its employees according to performance of the Group and individual employees.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th June 2003

	Note	(Unaudited) Six months ended 30th June 2003 HK$'000	As restated (Note 1) 2002 HK$'000
Turnover	2	**1,662,046**	1,544,748
Cost of sales		**(1,159,618)**	(1,050,430)
Gross profit		**502,428**	494,318
Other revenues		**18,426**	20,089
Selling and distribution expenses		**(63,664)**	(45,262)
Administrative expenses		**(168,959)**	(266,330)
Other operating income, net		**35,070**	18,038
Loss on deemed disposal of a subsidiary		**(62,998)**	(2,261)
Operating profit before provision for impairment	3	**260,303**	218,592
Provision for impairment of interests in property development projects		**—**	(9,881)
Profit from operations		**260,303**	208,711
Finance costs		**(112,819)**	(85,973)
Share of profits/(losses) of			
- Jointly controlled entities		**(10,215)**	(18,793)
- Associated companies		**85,730**	61,487
Profit before taxation		**222,999**	165,432
Taxation	4	**(38,881)**	(37,189)
Profit after taxation		**184,118**	128,243
Minority interests		**(75,975)**	(112,914)
Profit attributable to shareholders		**108,143**	15,329
Interim dividend	5	**49,257**	—
Basic earnings per share	6	**1.768 cents**	0.382 cent
Fully diluted earnings per share	6	**1.752 cents**	0.378 cent

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2003 and 31st December 2002

	Note	(Unaudited) 30th June 2003 HK$'000	As restated (Note 1) (Audited) 31st December 2002 HK$'000
Interests in toll highways and bridges	7	**2,196,672**	2,217,197
Other intangible assets	7	**(1,667,971)**	(1,898,797)
Fixed assets	7	**5,047,327**	5,075,206
Interests in jointly controlled entities		**763,839**	797,185
Interests in associated companies		**1,499,618**	1,491,505
Investment securities and other investments		**186,715**	219,924
Deferred tax assets		**113,426**	112,880
Current assets			
Properties held for/under development		**11,372,352**	12,202,518
Properties held for sale		**2,450,171**	2,796,260
Interests in property development projects		**68,517**	68,493
Inventories		**160,751**	169,751
Due from related companies		**36,326**	57,971
Accounts receivable, prepayments and deposits	8	**1,173,153**	977,377
Bank balances and cash		**1,201,321**	1,077,499
		16,462,591	17,349,869
Current liabilities			
Accounts payable and accrued charges	9	**4,322,539**	5,026,648
Due to minority shareholders		**139,043**	104,739
Bank loans			
- Secured		**623,364**	1,336,449
- Unsecured		**546,904**	694,392
Bank overdrafts, unsecured		**22,088**	32,164
Current portion of long-term liabilities	10	**1,411,981**	1,386,510
Taxation payable		**90,256**	65,558
		7,156,175	8,646,460
Net current assets		**9,306,416**	8,703,409
Total assets less current liabilities		**17,446,042**	16,718,509
Financed by:			
Share capital	11	**612,123**	611,810
Reserves		**6,199,727**	6,114,222
Proposed interim dividend	5	**49,257**	—
Shareholders' funds		**6,861,107**	6,726,032
Minority interests		**3,938,834**	4,064,961
Non-current liabilities			
Long-term liabilities	10	**4,576,694**	3,803,142
Deferred tax liabilities		**2,069,407**	2,124,374
		17,446,042	16,718,509

For the six months ended 30th June 2003

	(Unaudited) Six months ended 30th June	
	2003	2002
	HK$000	HK$000
Net cash inflow from operating activities	**243,567**	223,541
Net cash used in investing activities	**(51,591)**	(16,045)
Net cash used in financing activities	**(58,078)**	(466,610)
Increase/(decrease) in cash and cash equivalents	**133,898**	(259,114)
Cash and cash equivalents at 1st January	**1,045,335**	1,388,462
Cash and cash equivalents at 30th June	**1,179,233**	1,129,348
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**1,201,321**	1,159,882
Bank overdrafts	**(22,088)**	(30,534)
	1,179,233	1,129,348

For the six months ended 30th June 2003

	(Unaudited)							
	Share capital HK$'000	Share premium HK$'000	Capital redemption reserve HK$'000	Capital reserve HK$'000	Statutory reserves HK$'000	Exchange fluctuation reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st January 2003, as previously reported	611,810	5,649,409	1,815	180,971	49,841	(80,183)	602,882	7,016,545
Change in accounting policy - provision for net deferred tax liabilities (Note 1)	—	—	—	—	—	—	(290,513)	(290,513)
At 1st January 2003, as restated	611,810	5,649,409	1,815	180,971	49,841	(80,183)	312,369	6,726,032
Issue of shares net of issuing expenses	313	1,225	—	—	—	—	—	1,538
Exchange differences	—	—	—	—	—	3,293	—	3,293
Transfers	—	—	—	7,097	(32,250)	—	25,153	—
Others	—	—	—	26,495	—	—	—	26,495
Amortisation of negative goodwill previously written off against retained profits	—	—	—	—	—	—	(4,033)	(4,033)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(177)	(184)	—	(361)
Profit for the period	—	—	—	—	—	—	108,143	108,143
At 30th June 2003	612,123	5,650,634	1,815	214,563	17,414	(77,074)	441,632	6,861,107
At 1st January 2002, as previously reported	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
Change in accounting policy - provision for net deferred tax liabilities (Note 1)	—	—	—	—	—	—	(282,000)	(282,000)
At 1st January 2002, as restated	400,829	4,889,860	1,815	175,985	84,405	(54,909)	750,553	6,248,538
Issue of shares net of issuing expenses	212	782	—	—	—	—	—	994
Exchange differences	—	—	—	—	—	(16)	—	(16)
Amortisation of negative goodwill previously written off against retained profits	—	—	—	—	—	—	(2,036)	(2,036)
Release of reserves upon deemed disposal of a subsidiary	—	—	—	—	(8)	(5)	—	(13)
Profit for the period	—	—	—	—	—	—	15,329	15,329
At 30th June 2002, as restated	401,041	4,890,642	1,815	175,985	84,397	(54,930)	763,846	6,262,796

1 Basis of preparation and accounting policies

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

These condensed interim accounts should be read in conjunction with the 2002 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has changed its accounting policy following its adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January 2003.

Under SSAP 12 (revised), deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Under SSAP 12 (revised), the difference between the carrying amount of a revalued asset and its tax base is a temporary difference which gives rise to a deferred tax liability. Upon adoption of the SSAP 12 (revised) from 1st January 2003, the fair value of subsidiaries acquired and the associated negative goodwill arising from the acquisitions were adjusted accordingly.

Opening balance of negative goodwill at 1st January 2003 has been reduced by HK$1,706 million and opening retained profits at 1st January 2002 and 2003 have been reduced by HK$282 million and HK$291 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by HK$113 million and HK$2,110 million, respectively. The profit and amount credited to equity for the six months ended 30th June 2003 have been increased by HK$29 million and HK$27 million respectively.

2 Segment information

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint, corrugated paper, cement and ready-mixed concrete (a discontinued operation as detailed in note below). Turnover and segment results for the period are as follows:

Primary reporting format - business segments

The Group is organised mainly in Hong Kong and the Mainland of China ("China") into four main business segments:

- Properties - development, selling and management of properties and holding of investment properties
- Toll operations - development, operation and management of toll highways and bridges
- Paper - manufacturing and selling of newsprint and corrugated paper
- Cement - manufacturing and selling of cement and ready-mixed concrete (a discontinued operation).

Other operations of the Group mainly comprise investment holding and high technology business (a discontinued operation as detailed in note below), neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format - geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong - properties and cement (a discontinued operation)
China - properties, paper, toll operations and cement (a discontinued operation)
Others - properties

There are no sales between the geographical segments.

2 Segment information (cont'd)

Primary reporting format - business segments

Six month ended 30th June

	Properties		Toll operations		Paper		Cement (Note) (Discontinued operation)		Other operations		Group	As restated
	2003 HK$'000	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000	**2003 HK$'000**	2002 HK$'000
Turnover	**986,795**	304,298	**191,580**	173,883	**483,671**	539,585	**—**	525,058	**—**	1,924	**1,662,046**	1,544,748
Segment results	**222,592**	29,918	**86,897**	87,166	**20,283**	35,345	**—**	71,020	**6,455**	(3,321)	**336,227**	220,128
Interest income											**6,383**	6,911
Unallocated operation costs											**(19,309)**	(16,067)
Loss on deemed disposal of a subsidiary											**(62,998)**	(2,261)
Finance costs											**(112,819)**	(85,973)
Share of profits/ (losses) of:												
Jointly controlled entities	**—**	(59)	**(10,215)**	(24,843)	**—**	—	**—**	6,109	**—**	—	**(10,215)**	(18,793)
Associated companies	**(1,711)**	4,972	**87,441**	68,202	**—**	—	**—**	—	**—**	(11,687)	**85,730**	61,487
Profit before taxation											**222,999**	165,432
Taxation											**(38,881)**	(37,189)
Profit after taxation											**184,118**	128,243
Minority interests											**(75,975)**	(112,914)
Profit attributable to shareholders											**108,143**	15,329

2 Segment information (cont'd)

Primary reporting format - business segments (cont'd)

Note:

On 20th December 2002, the Group completed the Very Substantial Acquisition as set out in the circular to shareholders dated 31st December 2001. The transaction involved the acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited and 49 per cent interest in Super Gain Development Limited, being a 51 per cent subsidiary prior to the acquisition, for a total consideration of approximately HK$4,983 million (collectively the "Transaction"). For accounting purposes, the market price of the Company's shares as at the transaction date was used in the books of account for the Transaction and the consideration was accordingly recorded as HK$4,544 million.

The consideration of the Transaction was satisfied as to (i) HK$2,000 million in cash; (ii) HK$970 million by way of allotment and issuance of 2,107,688,555 shares of the Company at HK$0.46 each to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company; and (iii) HK$1,574 million by way of disposals of the Group's entire interests in China Century Cement International Limited ("Cement Sub-group"), 36.84 per cent effective interest in Jin Peng Group Company Limited ("Jin Peng"), 46.7 per cent effective interest in China Information Technology Industry Co. Ltd. ("China ITI") and assignment of shareholders' loan totalling HK$886 million due from Cement Sub-group, Jin Peng and China ITI to Yue Xiu. The cement and high technology business segments therefore became discontinued operations.

For the six months ended 30th June 2002, turnover and segment results of Cement Sub-group were disclosed above. For the same period, Cement Sub-group's cash inflow from operating activities was HK$74 million, cash outflow from investing activities was HK$16 million and cash outflow from financing activities was HK$99 million. The turnover, segment results and cash flows of Jin Peng and China ITI during the six months ended 30th June 2002 were not of a sufficient size to be disclosed separately.

Secondary reporting format - geographical segments

	Six months ended 30th June Turnover	
	2003	2002
	HK$'000	HK$'000
Hong Kong	**58,800**	260,915
China	**1,602,627**	1,282,420
Others	**619**	1,413
	1,662,046	1,544,748

3 Operating profit before provision for impairment

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
Operating profit before provision for impairment is stated after crediting and charging the following:		
Crediting		
Amortisation of negative goodwill	**109,007**	—
Gain on partial disposal of a jointly controlled entity	**—**	6,240
Gain on disposal of fixed assets	**821**	—
Charging		
Cost of inventories sold	**1,078,675**	944,863
Depreciation:		
Owned fixed assets	**57,325**	98,519
Leased fixed assets	**13**	238
Amortisation of interests in toll highways and bridges	**38,959**	37,874
Amortisation of development costs	**—**	318
Amortisation of goodwill	**3,557**	1,240
Loss on disposal of fixed assets	**—**	1,255
Staff costs		
Wages and salaries (including directors' remuneration)	**66,131**	91,344
Social security costs	**4,827**	5,927
Staff welfare	**19,633**	15,426
Pension costs - defined contribution plans	**16,512**	16,182

4 Taxation

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2002: 16 per cent) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16 per cent to 17.5 per cent for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

(b) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June	
	2003	As restated 2002
	HK$'000	HK$'000
Hong Kong profits tax	**3,245**	3,660
Overseas taxation		
- Current	**58,580**	24,780
- Overprovision in prior years	**—**	(4,500)
Deferred taxation in relation to the origination and reversal of temporary differences	**(28,620)**	5,692
	33,205	29,632
Share of taxation attributable to:		
Jointly controlled entities	**761**	1,059
Associated companies	**4,915**	6,498
	38,881	37,189

5 Dividend

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
2003 interim, proposed of HK$0.008 (2002: nil) per share	**49,257**	—

6 Earnings per share

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$108,143,000 (2002: As restated HK$15,329,000) and the weighted average number of 6,118,305,482 (2002: 4,009,989,359) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on 6,118,305,482 (2002: 4,009,989,359) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 52,880,490 (2002: 43,975,593) ordinary shares deemed to be issued at no consideration if all outstanding options have been exercised.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect. All outstanding convertible bonds of the Company were redeemed on 31st July 2003.

7 Capital expenditures

	Goodwill HK$'000	Negative goodwill HK$'000	Total other intangible assets HK$'000	Interests in toll highways and bridges HK$'000	Fixed assets HK$'000
Opening net book amount at 1st January 2003, as previously reported	218,226	(3,823,375)	(3,605,149)	2,217,197	5,075,206
Change in accounting policy - provision for net deferred tax liabilities *(Note 1)*	—	1,706,352	1,706,352	—	—
Opening net book amount at 1st January 2003, as restated	218,226	(2,117,023)	(1,898,797)	2,217,197	5,075,206
Exchange difference	—	—	—	10,409	22
Additions	—	—	—	8,025	47,505
Disposals	—	8,857	8,857	—	(18,068)
Depreciation/amortisation charge	(3,557)	109,007	105,450	(38,959)	(57,338)
Adjustments to the fair value of assets and liabilities acquired under the Transaction	—	116,519	116,519	—	—
Closing net book amount at 30th June 2003	214,669	(1,882,640)	(1,667,971)	2,196,672	5,047,327

8 Accounts receivable, prepayments and deposits

The Group has defined credit policies for different business segments and markets. Included in trade and other receivables are trade debtors and their ageing analysis is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Less than 30 days	**293,388**	230,547
31-90 days	**139,219**	116,392
Over 90 days	**189,675**	180,082
	622,282	527,021

9 Accounts payable and accrued charges

Included in accounts payable and accrued charges are trade payables and their ageing analysis is as follows:

	30th June 2003 HK$'000	31st December 2002 HK$'000
Less than 30 days	**40,072**	47,156
31-90 days	**71,330**	74,341
Over 90 days	**668,760**	638,292
	780,162	759,789

10 Long-term liabilities

	30th June 2003 HK$'000	31st December 2002 HK$'000
Bank loans		
Unsecured	**848,191**	905,468
Secured		
- wholly repayable within five years	**4,556,646**	3,826,296
- not wholly repayable within five years	**256**	468
Obligations under finance leases	**194**	344
Loans from ultimate holding company	**132,322**	67,743
Loans from related companies	**74,882**	3,809
Loans from minority shareholders	**159,961**	169,301
Other loans	**15,600**	15,600
Convertible bonds	**200,623**	200,623
	5,988,675	5,189,652
Less: current portion of long-term liabilities	**(1,411,981)**	(1,386,510)
	4,576,694	3,803,142

At 30th June 2003, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans		Loans from ultimate holding company/ related companies/minority shareholders/other loans/finance leases/convertible bonds	
	30th June 2003 HK$'000	31st December 2002 HK$'000	30th June 2003 HK$'000	31st December 2002 HK$'000
Within one year	**1,211,184**	1,185,583	**200,797**	200,927
In the second year	**1,049,626**	754,853	**20**	40
In the third to fifth year	**3,144,027**	2,791,328	**131,291**	67,743
After the fifth year	**256**	468	**—**	—
With no fixed repayment terms	**—**	—	**251,474**	188,710
	5,405,093	4,732,232	**583,582**	457,420

11 Share capital

Movements of issued share capital of the Company during the period are as follows:

	Ordinary shares of HK$0.1 each	
	Number of shares	HK$'000
At 1st January 2002	4,008,293,667	400,829
Issue of shares	2,107,688,555	210,769
Exercise of share options	2,120,000	212
At 31st December 2002	6,118,102,222	611,810
At 1st January 2003	6,118,102,222	611,810
Exercise of share options	3,128,000	313
At 30th June 2003	6,121,230,222	612,123

During the period, share options were exercised to subscribe for 3,128,000 ordinary shares in the Company at a consideration of HK$1,566,500, of which HK$312,800 was credited to share capital and the balance of HK$1,253,700 was credited to the share premium account.

12 Contingent liabilities

There is no material change in contingent liabilities since the last annual balance sheet date.

13 Commitments under operating leases

	30th June 2003 HK$'000	31st December 2002 HK$'000
Land and buildings		
Not later than one year	**16,215**	19,384
Later than one year and not later than five years	**81,075**	64,860
Later than five years	**227,009**	241,873
	324,299	326,117

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

14 Other commitments

As at 30th June 2003, the Group had commitments amounted to HK$522,849,000 (as at 31st December 2002: HK$473,073,000) in respect of purchase of fixed assets and toll road and properties held for/under development which were contracted but not provided for.

15 Pledge of assets

There is no material change in the pledge of assets since the last annual balance sheet date.

16 Related party transactions

During the period, the Group carried out in the normal course of business the following material transactions with its related parties:

	Six months ended 30th June	
	2003	2002
	HK$'000	HK$'000
Interest on convertible bonds paid to ultimate holding company	**3,026**	6,768
Loan interest paid to		
- related companies	**2,299**	2,760
- minority shareholders	**—**	779
Management fee to minority shareholders	**—**	2,460
Fixed rate management fee for toll highways paid and payable to a minority shareholder *(note a)*	**29,850**	25,657
Rental and utility expenses paid to a minority shareholder *(note a)*	**8,107**	—

Note:

(a) The related party transactions were conducted in accordance with the terms as disclosed in the 2002 annual report.

Interests of Directors

As at 30th June 2003, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under Section 352 of the SFO or as notified to the Company were as follows :

I. Long positions in shares of the Company and its subsidiary, GZI Transport Limited ("GZT") :

Name of Director	Nature of interest	Beneficial interest in shares	Approximate % of interest
The Company			
Mr Xie Shuwen	Personal	300,000	0.00
Mr Luo Guoqing *	Personal	10,000	0.00
Mr Wong Chi Keung	Personal	500,000	0.01
GZT			
Mr Xie Shuwen	Personal	410,000	0.04
Mr Liang Ningguang	Personal	1,388,000	0.13
Mr Wong Chi Keung	Personal	474,000	0.04
Ms Yan Yuk Fung	Personal	100,000	0.01

* Mr Luo Guoqing resigned as director of the Company with effect from 15th August 2003

II. Long positions in underlying shares of equity derivatives of the Company and GZT :

(1) The Company

Name of Director	Date of grant	Exercise price per share HK$	Number of share options: outstanding as at 1st January 2003	granted during the period (b)	outstanding as at 30th June 2003
Mr Ou Bingchang	02/06/2003	0.5400	—	9,000,000	9,000,000
Mr Xie Shuwen	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	8,000,000	8,000,000
Mr Chen Guangsong	02/06/2003	0.5400	—	8,000,000	8,000,000
Mr Li Fei	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Liang Ningguang	14/12/1999 (a)	0.5008	840,000	—	840,000 (c)
	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Xiao Boyan	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Liang Yi	02/06/2003	0.5400	—	7,000,000	7,000,000
Mr Wong Chi Keung	14/12/1999 (a)	0.5008	700,000	—	700,000
Ms Yan Yuk Fung	14/12/1999 (a)	0.5008	800,000	—	800,000
	02/06/2003	0.5400	—	3,000,000	3,000,000
Mr Yu Lup Fat Joseph	02/06/2003	0.5400	—	3,500,000	3,500,000
Mr Lee Ka Lun	02/06/2003	0.5400	—	3,500,000	3,500,000

Notes :

(a) The share options are exercisable from 14th December 2000, the first anniversary of the date of grant, to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent and 100 per cent thereof are exercisable from the first and second anniversaries of the date of grant respectively.

(b) The share options are exercisable from 2nd June 2003 to 1st June 2013, of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent thereof are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the date of grant respectively.

(c) These interests include options to subscribe for 140,000 shares in the Company held by his spouse.

(2) GZT

Name of Director	Date of grant		Exercise price per share HK$	Number of share options (a) outstanding as at 1st January 2003	exercised during the period	weighted average closing price (b) HK$	outstanding as at 30th June 2003
Mr Xie Shuwen	07/04/2000		0.7520	560,000	560,000	1.23	—
Mr Liang Ningguang	06/08/1997	(c)	2.4080	500,000	—	N/A	500,000
	22/12/1999		0.9984	8,130,000	8,130,000	1.28	—
Mr Xiao Boyan	06/08/1997	(c)	2.4080	500,000	—	N/A	500,000
Mr Yin Hui	06/08/1997	(c)	2.4080	600,000	—	N/A	600,000
	22/12/1999		0.9984	3,220,000	520,000	1.16	2,700,000
Mr Wong Chi Keung	07/04/2000		0.7520	316,000	316,000	1.24	—
Ms Yan Yuk Fung	07/04/2000		0.7520	450,000	—	N/A	450,000

Notes :

(a) The share options are exercisable from the first anniversary of the date of grant to the business day preceding the sixth anniversary of the date of grant, of which a maximum of 30 per cent, 60 per cent and 100 per cent thereof are exercisable from the first, second and third anniversaries of the date of grant respectively.

(b) The weighted average closing price per share immediately before dates on which the options were exercised.

(c) The share options were expired on 5th August 2003.

Save as disclosed herein, as at 30th June 2003, none of the directors of the Company had or was deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which has been recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which has been notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Interests of Substantial Shareholders

As at 30th June 2003, the interests or short positions of the following shareholder in the shares or underlying shares of the Company which have been disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO have been recorded in the register kept by the Company pursuant to Section 336 of SFO :

Name	Long position in shares	Long position in underlying shares	Approximate aggregate % of interest
Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu")	3,863,735,556	325,226,977	68.47

Notes :

(a) The capacity of Yue Xiu in holding the 3,863,735,556 shares was, as to 65,676,184 shares, as beneficial owner and, as to 3,798,059,372 shares, attributable to interests of controlled corporations. Details of the breakdown of the shares held by Yue Xiu were as follows :

Name	Long position in shares
Yue Xiu	3,863,735,556
Excellence Enterprises Co., Ltd. ("Excellence")	3,797,629,372
Bosworth International Limited ("Bosworth")	2,902,927,212
Sun Peak Enterprises Ltd. ("Sun Peak")	565,683,000
Novena Pacific Limited ("Novena")	565,683,000
Shine Wah Worldwide Limited ("Shine Wah")	158,049,000
Morrison Pacific Limited ("Morrison")	158,049,000
Perfect Goal Development Co., Ltd. ("Perfect Goal")	135,737,000
Greenwood Pacific Limited ("Greenwood")	135,737,000
Seaport Development Limited ("Seaport")	35,233,160
Goldstock International Limited ("Goldstock")	35,233,160
Yue Xiu Finance Company Limited ("YXF")	430,000

Notes:

(i) 2,902,927,212 shares were held by Bosworth, which was wholly-owned by Excellence which was, in turn, wholly-owned by Yue Xiu.

(ii) 565,683,000 shares were held by Novena, which was wholly-owned by Sun Peak which was, in turn, wholly-owned by Excellence.

(iii) 158,049,000 shares were held by Morrison, which was wholly-owned by Shine Wah which was, in turn, wholly-owned by Excellence.

(iv) 135,737,000 shares were held by Greenwood, which was wholly-owned by Perfect Goal which was, in turn, wholly-owned by Excellence.

(v) 35,233,160 shares were held by Goldstock, which was wholly-owned by Seaport which was, in turn, wholly-owned by Excellence.

(vi) 430,000 shares were held by YXF, which was wholly-owned by Yue Xiu.

(b) The capacity of Yue Xiu in holding the 325,226,977 underlying shares of unlisted physically settled equity derivatives of the Company (under the outstanding convertible bonds) was, as to 197,146,562 underlying shares, as beneficial owner and, as to 128,080,415 underlying shares, attributable to interest of a wholly-owned subsidiary, Yue Xiu International Development Limited.

Share Options

(i) The Company

Pursuant to the share option scheme (the "Share Option Scheme") approved by shareholders of the Company on 23rd June 1998, the board of directors of the Company (the "Board") may, at their discretion, offer to directors and employees of the Company or any of its subsidiaries options to subscribe for ordinary shares in the Company. The Share Option Scheme is designed to act as an incentive to employees and executives of the Group. The exercise price was determined by the Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange")'s daily quotation sheets for the five trading days immediately preceding the date of grant of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 26th June 2002, the shareholders of the Company approved the resolutions relating to the termination of the Share Option Scheme and the adoption of a new share option scheme (the "2002 Share Option Scheme"). Upon termination of the Share Option Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the Share Option Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 Share Option Scheme complies with the amendments to Chapter 17 of the Rules Governing the listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Pursuant to the 2002 Share Option Scheme, the Board may grant to any person being an employee, officer, director, agent, consultant or representative of Yue Xiu, the Company or any of their respective subsidiaries ("Participants") options to subscribe for shares in the Company. The purpose of the 2002 Share Option Scheme is to provide incentives to Participants to contribute to the Group and to enable the Group to recruit, retain and motivate high-calibre employees and attract human resources that are valuable to the Group. The maximum number of shares which may be issued upon exercise of all options to be granted under the 2002 Share Option Scheme is 10 per cent of the number of shares in issue as at 26th June 2002. The maximum entitlement of each Participant upon exercise of the options granted or to be granted within any 12-month period immediately preceding the proposed date of grant is limited to 1 per cent of the number of shares in issue as at the proposed date of grant. Any further grant of options in excess of this limit is subject to shareholders' approval in general meeting. The share options are exercisable from the commencement date of the option period (which shall be a period to be notified by the Board at the time of the grant of an option, such period to commence on the date of grant or such later date as the Board may decide and expire on the last day of the period, which in any event shall not exceed 10 years from the date of grant), of which a maximum of up to (i) 30 per cent; and (ii) 60 per cent (inclusive of any options exercised under (i)), of the options granted under the relevant grant are exercisable during the period (i) up to the first anniversary; and (ii) up to the second anniversary of the commencement date of the option period respectively. After the second anniversary of the commencement date of the option period the restrictions will cease. In respect of a Participant who is an employee of Yue Xiu, the Company or any of their respective subsidiaries, the same limits on the exercise of the share options as described above shall also apply, except that the periods referred to in (i) and (ii) above shall commence from the later of: (a) the date of completion by such Participant of one year of continuous employment as permanent member of the staff of Yue Xiu, the Company or any of their respective subsidiaries, as the case may be; and (b) the commencement date of the option period, and the date when the restrictions cease shall be modified accordingly. The exercise price is determined by the Board and must be at least the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheets on the date of grant; (b) the average closing price of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of grant; and (c) the nominal value of the shares. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

Movements during the period of the options granted under the share option schemes of the Company to the employees of the Group other than the directors of the Company as disclosed on page 24 were as follows:

Number of share options							
outstanding as at 1st January 2003	granted during the period	exercised during the period	outstanding as at 30th June 2003	Exercise price per share HK$	Date of grant	Exercisable period	Weighted average closing price[4] HK$
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004[2]	N/A
46,514,000	—	3,128,000	43,386,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005[2]	0.613
—	196,250,000	—	196,250,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013[3]	N/A

Notes:

1. No options have been cancelled or lapsed during the period.

2. The options granted are exercisable in 2 tranches. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.

3. The options granted are exercisable in 3 tranches.

4. The weighted average closing price per share immediately before the dates on which the options were exercised.

The closing prices of the shares immediately before the dates on which the options were granted during the six months ended 30th June 2003 were as follows:

Date of grant	Closing price immediately before the date of grant
02/05/2003	HK$0.41
02/06/2003	HK$0.53

The Directors consider that it is inappropriate to value the share options granted during the six months ended 30th June 2003 as a number of factors critical for the valuation cannot be determined accurately. Any valuation of the share options based on various speculative assumptions would be meaningless and could be misleading to shareholders.

(ii) GZT

Pursuant to the share option scheme ("GZT Scheme") approved by shareholders of GZT on 3rd January 1997, the board of directors of GZT (the "GZT Board") may, at their discretion, grant to directors and employees of GZT or any of its subsidiaries options to subscribe for ordinary shares in GZT. The GZT Scheme is designed to act as an incentive to employees and executives of GZT and its subsidiaries. The exercise price is determined by the GZT Board and being equal to the higher of (a) the nominal value of the share; and (b) not less than 80 per cent of the average closing prices of the shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the date of offer of an option. The cash consideration to be paid for each grant of option is HK$10, with full payment of the exercise price to be made upon exercise of an option.

On 25th June 2002, the shareholders of GZT approved the resolutions relating to the termination of the GZT Scheme and the adoption of a new share option scheme (the "2002 GZT Scheme"). Upon termination of the GZT Scheme, no further share options will be granted thereunder but all the outstanding share options granted prior to such termination continue to be valid and exercisable in accordance therewith, and only those provisions of the GZT Scheme which are required to give effect to the outstanding share options continue to remain in force for such purpose. The 2002 GZT Scheme complies with the amendments to Chapter 17 of the Listing Rules.

Pursuant to the 2002 GZT Scheme with terms and conditions same as those of 2002 Share Option Scheme, the GZT Board may grant to any person being an employee, officer, director, agent, consultant or representative of the Company, Yue Xiu, GZT or any of their respective subsidiaries options to subscribe for shares in GZT.

Movements during the period of the options granted under the GZT Scheme of to the employees of the Group other than the directors of the Company as disclosed on page 25 were as follows:

Number of share options						
outstanding as at 1st January 2003	**exercised during the period**	**outstanding as at 30th June 2003**	**Exercise price per share** HK$	**Date of grant**	**Exercisable period (3)**	**Weighted average closing price(4)** HK$
21,900,000	—	21,900,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003	N/A
23,418,000	13,438,000	9,980,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.688
19,346,000	12,916,000	6,430,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.254
10,538,000	6,596,000	3,942,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.516

Notes:

1. No options have been granted, cancelled or lapsed during the period.
2. All options are exercisable in 3 tranches.
3. If the last day of the exercisable period is not a business day, the exercisable period will expire on the business day preceding thereof.
4. The weighted average closing price per share of GZT immediately before the dates on which the options were exercised.

Purchase, Sale or Redemption of the Company's Shares

The Company has not redeemed any of its shares during the six months ended 30th June 2003. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

Practice Note 19 of the Listing Rules

Reference was made to the US$25 million term loan facility agreement dated 5th September 2001 ("2001 loan agreement") with a final maturity in September 2004, a HK$2,630 million loan agreement dated 23rd September 2002 with a final maturity in December 2007, a HK$100 million loan agreement dated 16th June 2003 with a final maturity in December 2005 and a HK$300 million loan agreement dated 23rd June 2003 with a final maturity in June 2008. In accordance with the terms of the aforementioned agreements, it is an event of default if Yue Xiu ceases to own (directly or indirectly) at least (in the case of the 2001 loan agreement) 40 per cent or (in the case of the other three loan agreements) 30 per cent of the issued share capital of the Company. The obligation has been complied with.

Code of Best Practice

None of the Directors is aware of information that would reasonably indicate that the Company is not, or was not for any part of the relevant period, in compliance with the Code of Best Practice as stipulated in Appendix 14 of the Listing Rules. The non-executive directors of the Company are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association.

Audit Committee

The unaudited interim accounts for the six months ended 30th June 2003 had been reviewed by the Audit Committee.

Closure of Register of Members

The register of members of the Company will be closed from Wednesday, 29th October 2003 to Friday, 31st October 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 28th October 2003.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 10th September 2003

Board of Directors

Executive directors

Ou Bingchang *(Chairman)*
Xie Shuwen
Chen Guangsong
Li Fei
Liang Ningguang
Xiao Boyan
Liang Yi
Yin Hui
Wong Chi Keung
Yan Yuk Fung

Independent non-executive directors & audit committee members

Yu Lup Fat Joseph
Lee Ka Lun

Company Secretary

Wong Chi Keung

Auditors

PricewaterhouseCoopers
Certified Public Accountants

Principal Bankers

Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited

Websites to Access Company Information

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

Registered Office

24th Floor
Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

Share Registrar

Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road, Wanchai
Hong Kong

Share Listing

The Company's shares are listed on:
The Stock Exchange of Hong Kong Limited
Singapore Exchange Securities Trading Limited

The stock codes are:
The Stock Exchange of Hong Kong Limited – 123
Reuters – 123.HK
Bloomberg – 123 HK

Investor Relations

For further information about
Guangzhou Investment Company Limited,
please contact:
Josephine Mak
Telephone : (852) 2116 8022
Facsimile : (852) 2598 7688
Email : contact@gzinvestment.com.hk

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
Telephone : (646) 885 3218
Facsimile : (646) 885 3043

Location Map of Major Property Projects in Guangzhou Urban Area



N
Baiyun District
Yuexiu District
Dongshan District
Tianhe District
Haizhu District
Pearl River
Xi Cha Road
Northern Ring Road
Jie Fang Road
Huan Shi Road
Dong Feng Road
Tianhe Road
Guangzhou Main Road
Hai Zhu Bridge
Bin Jiang Road
Jiangnan Main Road Central
Gongye Main Road
Guangzhou Bridge
Hua'nan Bridge
Xin Gang Xi Road
Lingnan Garden
Xiangkang Commercial Plaza
Guang Yuan Cultural Centre
Lu Hu Building
Guangzhou Railway Station
White Horse Commercial Building
Guangzhou Sports Stadium Building
Guangzhou Eastern Railway Station
Eastern Railway Station Commercial Plaza
Area 12-1/12-5 Hui Ya Mansion - Office / Hotel
City Development Plaza
Fortune Plaza
Tian Jun Court
Victory Plaza
Yue Xiu Building
Hong Fa Building
Grand City Shopping Arcade
Galaxy City
Romantic Garden
Wen De Ya Xuan
City Development Building
Grand City Garden
Hua Cheng Mansion
Grace Garden
Nan Feng Shopping Centre
Run Hui Building
Sun Yat-Sen University
Urban Oasis
Spring Garden
For rental
For sale
Future development
Under development
Local landmark



GUANGZHOU INVESTMENT COMPANY LIMITED

越秀投資有限公司

2003 中期報告

目 錄



	截至六月三十日止六個月	
	二〇〇三年 千港元	重列 二〇〇二年 千港元
營業額	**1,662,046**	1,544,748
經營盈利	**260,303**	208,711
應佔盈利／(虧損)		
共同控制實體	**(10,215)**	(18,793)
聯營公司	**85,730**	61,487
股東應佔盈利	**108,143**	15,329
每股基本盈利	**1.768仙**	0.382仙
全面攤薄每股盈利	**1.752仙**	0.378仙
利息保障倍數	**3.51倍**	4.7倍

	二〇〇三年 六月三十日 千港元	重列 二〇〇二年 十二月三十一日 千港元
總資產	**24,602,217**	25,364,969
總負債(包括少數股東權益)	**17,741,110**	18,638,937
股東權益	**6,861,107**	6,726,032
每股淨資產	**1.12港元**	1.10港元
每股有形淨資產	**1.39港元**	1.41港元
總資本負債比率	**44%**	44%

業務回顧

廣州住宅市場健康發展，未有過熱跡象

基於城市化及中產化，北方地區大學生畢業後大批來廣州就業及落戶，加上本地居民需求持續增加，及樓換樓等多種因素推動，今年上半年廣州住宅一手市場繼續穩定擴張趨勢，廣州市十區商品房供應量為367萬平方米，比去年同期下降8.3%，以成交面積計算的需求卻上升5.4%至447萬平方米，導致存貨量繼續大幅下降16%至420萬平方米，平均售價為每平方米人民幣4,452元，和去年同期相若，未見過熱。

在二〇〇三年上半年廣州市十區住宅二手市場亦繼續擴張，成交面積達267萬平方米，平均售價每平方米人民幣2,809元，以銀碼計二手市場佔一手市場容積比例已上升至38%水平，促進換樓趨勢及一手市場發展。

收購城建後各類土地及項目資源大幅上升

本集團收購廣州市城市建設開發集團有限公司(「城建」)的大部份資產權益後，各類土地及項目資源均告大幅上升。

今年上半年出售現樓及樓花面積達133,000平方米，比去年同期上升291%，其中主要樓盤包括宏城花園、花城苑、天俊閣、財富廣場、星匯園、江南新苑、嶺南花園、潤滙大廈、文德雅軒與漾晴居等。這些項目質素優良，例如海珠區中山大學傍江南新苑佔地10萬平方米，總建築面積40萬平方米，為地鐵上蓋項目，交通方便，珠江新城星匯園獲得十佳品牌社區等五項大獎。另外，由於國有金融機構擴張，機構客戶購買及租賃天河區寫字樓財富廣場相當活躍。罕有的貴重豪宅物業如二沙島宏城花園、花城苑等成交暢旺，經濟型優質住宅市場如潤匯大廈、文德雅軒等亦需求甚殷。整體而言，新上市項目市場反映良好，上半年推售十個項目銷售率已達60%以上，佔本集團今年上半年營業額46.5%(7.73億港元)。

此外，實際出租物業面積亦大幅上升至268,200平方米，主要項目包括城建大廈、白馬商貿大廈、廣州體育大廈、錦漢大廈、祥康商貿大廈、城總大樓及廣園文化中心等等，本集團收租物業組合檔次、地點及土地用途結構多元化，包括甲級寫字樓、購物旺區商場、住宅區商場及停車場等，租金收入穩定，今年上半年廣州物業的租金收入達8,500萬港元，佔本集團營業額5.1%。

今年上半年在建物業樓面面積亦增加720%至1,430,000平方米，大部份將在今、明及後年內分別落成(其中85%為住宅項目)，保障未來三年的盈利能力。

此外，作中期發展的土地儲備亦大幅增加至6,800,000平方米，其中主要部份位於南沙。南沙位處廣州南部及珠三角中心，將發展為工業、物流、商貿、海運及高科技中心，適合創業及置業，人口容量將達至100萬的新城市，其發展潛力等同上海浦東區或東京的橫濱。東部快速幹線及中部快速幹線完成後，廣州往南沙車程將由45分鐘減至30分鐘，近期將會開工的輕鐵將由番禺接駁南沙，另外，廣州地鐵四號線亦將直達南沙，南沙至香港新的客運碼頭正在建設中，航程只需75分鐘，預計上述基建設施將於未來一至三年內逐步完成。南沙地塊屬於中期發展項目，本集團將會以合資開發，分期投資等形式，逐步擴大建設規模，提早體現效益。

品牌效應及地產業務定位

除了土地及項目資源豐富外，城建是廣州市內知名地產品牌，擁有20多年房地產開發的良好紀錄，並擁有相關的配套下屬公司包括設計、監理、銷售、物業代理、物業管理等，能有效控制項目開發過程各主要環節，資金實力雄厚，曾多次被評為廣州市房地產綜合開發實力第一名，並獲得二○○一年廣州市房地產開發建設投資十大集團公司第一位、二○○二年廣州首屆「十大最受歡迎發展商」、廣東省二○○一年及二○○二年「地產資信20強企業」及連續十年「重合同、守信用」單位等獎項。

基於城建享有的品牌效應，本集團房地產業務定位將以發展及出售每平方米人民幣5,500至6,500的中價住宅為主，並選擇性發展優質寫字樓、商場及高檔住宅作收租，土地儲備會優先發展市區部份，郊區部份則作中期發展。本集團擁有龐大收租物業及土地儲備，能同時達至高增長及收益穩定的雙重目標。

二○○三年銀行地產信貸及政府售地政策變化

今年六月中中國人民銀行宣佈調整地產信貸政策，要求銀行開發房地產貸款的對象，應為經營信用良好、沒有拖欠貸款的企業，貸款應重點扶持符合中低收入家庭購買能力的住宅項目，對大戶型面積、高檔商品房、別墅等項目作適當限制，對未取得土地使用證、建設用地規劃許可證、工程規劃許可證和施工許可證的項目，不得發放任何形式的貸款，亦嚴禁以房地產開發流動資金貸款及其他形式貸款科目發放。二○○三年中廣州市人民政府亦宣佈一手市場暫停批售別墅用地，二○○四年開始，透過政府拍賣所得土地必須即時支付地價。二手市場方面，現時所有土地交易必須掛牌向社會公佈，價高者得，所有土地轉讓之前，必須先支付全部土地出讓金。

以上多項措施的目標為提高房地產開發商的資金門檻，令市場更規範及透明。由於國內房地產市場區域差異大，現時各省銀行正在草擬信貸政策調整細節，具體執行措施並未出台。基於廣州房地產市場並無過熱，信貸政策調整相信不會對市場有嚴重影響，市場以後發展會更健康，對本集團反而有利。收購城建後，本集團品牌、誠信、質量、資金實力皆為一級房地產開發商，將會繼續獲銀行的重點支持。

其他業務：公路業務盈利復甦，造紙業務繼續周期性調整

二○○三年上半年內，本公司的收費公路附屬公司越秀交通有限公司(「越秀交通」)的盈利大幅復甦，原因是去年同期由新道路引致的交通分流、北二環高速公路首年營運產生虧損及若干收費路項目免稅期完結等多種負面因素經已獲得紓緩。期內，越秀交通錄得股東應佔盈利達113,081,000港元，增幅45%，預期下半年業績亦會有理想表現。

廣州造紙股份有限公司(「廣州造紙」)繼續維持國內生產新聞紙市場最大佔有率之一，但由於國際市場新聞紙價格下降，國內的產量擴大，令上半年廣州造紙持續面對具挑戰的環境。

二○○三年上半年，廣州造紙出售122,200噸新聞紙，較去年同期下降0.5%。新聞紙價格平均下降6.2%至每噸人民幣4,032元，加上木材及進口廢紙等主要原材料成本上升，導致毛利減少。然而，在實施縮減人手和提早償還銀行貸款等措施後，行政成本和財務費用下降，抵銷了部分原料成本的增加。

展望二○○三年下半年，本集團預期國內新聞紙市場依然競爭激烈。不過，隨著原材料價格上升，導至新聞紙價格可能會在下半年企穩。廣州造紙正在計劃開拓華東和西部等地的區域市場，擴大銷售量。

未來策略及前景

收購城建後，本集團土地及項目資源及經營實力均獲大幅提升，本集團原有業務資源與城建之間互補性強，前者具有香港及中國內地多方面的資金來源，有利經營資金密集的房地產業務。後者為廣州市內頂級地產品牌，擁有包括出售、出租、在建、儲備及高、中檔、經濟型等多元化檔次物業基礎，為行內少數同時擁有龐大收租物業穩定收益及優質土地儲備的房地產發展商，並已建立項目開發、物業管理及中介服務的隊伍，擁有大量有經驗的專才。本集團今年的經營重點為調整及強化經營模式，縮短產銷周期，發揮城建加入本集團後的互補潛力，提高淨資產回報率。

收購城建後，本集團的產業結構更清晰。現時廣州房地產業務已佔營業額約51.6%及淨資產約80%，因此行業策略將以廣州房地產為主，非核心業務將會在適當時候逐步減持。

展望未來，珠江三角洲經濟環境非常良好，廣州市近年國民生產總值每年增長均超過10%，由城市化、中產化及換樓活動帶動，廣州本地人口及由其他省份到來的人口共超過1,000萬，令最近數年每年住宅銷量持續上升。今年七月香港和中國內地簽署的更緊密經貿安排實施後，將有大批服務業率先進入廣東，然後往全國擴散，加上建議興建的港澳珠大橋，更有利珠江三角洲、廣州、香港等地經濟進一步融合發展。基於廣州住宅市場並無過熱跡象，雖然中國人民銀行收縮地產信貸的影響有待觀察，但相信不會對廣州房地產市場產生不良影響，本集團對未來數年的業務發展甚為樂觀。

財務回顧

業績分析

雖然於二○○二年內出售非核心水泥業務，但由於收購城市建設開發集團(中國)有限公司(「城建中國」)的全部權益，本集團二○○三年上半年的營業額仍較二○○二年同期上升8%至1,662,046,000港元。

爆發非典型肺炎疫症對本集團的表現並無重大不利影響。中國內地(「中國」)的房地產銷售營業額及租金收入分別上升230%及608%至772,982,000港元及84,864,000港元，這是由於滙總城建中國六個月的營業額，令銷售及出租面積均大增。隨著其他新道路令汽車分流帶來的負面影響獲得紓緩後，於二○○三年上半年，本集團的收費公路業務營業額亦反彈10%至191,580,000港元。然而，國際新聞紙價格下降，令本集團新聞紙業務的營業額下降10%至483,671,000港元。

今年上半年房地產及收費公路業務的毛利均告上升。雖然新聞紙業務的原材料成本上升，本集團總毛利仍上升2%，錄得502,428,000港元。

銷售費用增加41%至63,664,000港元，這主要是由於新聞紙業務競爭激烈，銷售費用有所上升。然而，行政開支大幅下降37%至168,959,000港元，原因是三項業務方面均嚴格控制成本。雖然越秀交通有限公司員工行使購股權，導致被視作出售附屬公司產生的虧損增加，但本集團經營盈利仍錄得可觀增長25%至260,303,000港元。

由於銀行借款較上年同期增加，二○○三年上半年的財務費用增加31%至112,819,000港元。

由於越秀交通有限公司的聯營公司盈利貢獻上升，應佔聯營公司的盈利上升39%至85,730,000港元。應佔共同控制實體的虧損下降46%至10,215,000港元，這主要是由於期內廣州市北二環高速公路的交通流量倍增，令虧損減少。

由於除稅前盈利增加，稅項亦增加5%至38,881,000港元。

由於出售水泥及高科技業務，加上新聞紙業務的盈利減少和本集團所持的房地產業務權益增加，少數股東權益減少33%至75,975,000港元。

截至二○○三年上半年，本集團的股東應佔盈利及每股基本盈利，分別大幅上升至108,143,000港元及每股1.768仙(二○○二年重列：股東應佔盈利為15,329,000港元，而每股基本盈利為0.382仙)。

中期股息

董事會已議決宣派二○○三年中期股息每股0.8仙(二○○二年：無)，並定於二○○三年十一月十日派發予於二○○三年十月三十一日名列股東名冊的股東。中期股息的派息率為45.5%。

每股盈利

	截至六月三十日止六個月	
		重列
	二〇〇三年	二〇〇二年
已發行股份加權平均數	**6,118,305,482**	4,009,989,359
股東應佔盈利(港元)	**108,143,000**	15,329,000
每股基本盈利(仙)	**1.768**	0.382
每股全面攤薄盈利(仙)	**1.752**	0.378

由於在二〇〇二年十二月就收購廣州市城市建設開發集團有限公司之控股權益及若干其他中國房地產資產而發行2,107,688,555股股份，以及因期內行使購股權而發行5,248,000股股份，所以期內已發行股份之加權平均數上升53%。於二〇〇三年六月三十日已發行普通股總數為6,121,230,222股。

現金流量分析

於二〇〇三年首六個月，經營業務產生現金流入淨額為244,000,000港元(二〇〇二年：224,000,000港元)，主要來自收費公路業務及房地產業務。投資活動中所使用之現金淨額為52,000,000港元(二〇〇二年：16,000,000港元)，主要由於期內因房地產及新聞紙業務產生的資本性開支所致。理財項目運用之現金淨額為58,000,000港元(二〇〇二年：467,000,000港元)，這是因為償還銀行貸款淨額所致。

流動資金及資本資源

本集團繼續維持穩健之財務狀況。於二〇〇三年六月三十日，本集團之銀行存款、現金及銀行結餘約達1,201,000,000港元(二〇〇二年：1,077,000,000港元)，較二〇〇二年十二月三十一日上升11%，這是由於本集團收益增加所致。銀行存款、現金及銀行結餘中約72%以人民幣結算、19%以港元結算，餘額以美元及其他貨幣結算。

於二〇〇三年六月三十日，本集團之尚未轉換之可換股債券及銀行借款(不包括銀行透支)(「銀行借款」)分別約為201,000,000港元及6,575,000,000港元(統稱為「總借款」)，較二〇〇二年十二月三十一日輕微減少3%。總借款約52%以港元結算、45%以人民幣結算及3%以美元結算。可換股債券均以港元結算。

管理層相信，從集團在香港及中國之附屬公司、聯營公司及共同控制實體賺取及／或滙出之人民幣、港元及美元之穩定資金流入，足以應付本集團短至中期對人民幣、港元及美元借款、財務費用及股息分派所需。

下表顯示總借款還款時間表：

	於下列期間內償還				
	一年	一至兩年	兩至五年	五年以上	總計
	千港元	千港元	千港元	千港元	千港元
銀行借款	2,381,452	1,049,626	3,144,027	256	6,575,361
可換股債券	200,623	—	—	—	200,623
總借款	2,582,075	1,049,626	3,144,027	256	6,775,984

約36%之銀行借款將於一年內償還，其中75%為人民幣貸款。約75%之銀行借款與房地產項目有關，並由本集團之房地產組合作抵押。鑑於在二○○二年十二月的「非常重大房地產資產收購」後其財務狀況獲改善，本集團之信貸對銀行界已明顯變得更具吸引力。由於管理層深信，短期貸款（特別是人民幣貸款）可如計劃於到期時獲再融資或再展期一至三年，故相對的流動資金風險被認為不重大。所有尚未轉換之可換股債券於二○○三年七月三十一日贖回。

財務政策

本集團的整體財務及融資政策着重風險管理及資金流量控制。銀行結餘一般會存放於香港及中國的銀行戶口作短期定息銀行存款，並無資金存放於非銀行機構或作證券投資。本集團將致力平衡香港及中國的銀行往來關係，以利用兩個市場不同的資金流通量。

由於本集團的主要經營業務位於中國，且大部分收入以人民幣結算，故管理層注意到滙兑風險的可能性。作為對沖政策，管理層盡量以人民幣的借款支付本集團人民幣的投資，以外幣結算的資本及債務融資亦將選擇性地運用。本集團現正發掘增加港元銀行借款比率作為補充資金的可行性。由於港元借貸市場的利率較低、還款期較長及靈活特色（如利率掉期），所以現時港元借貸市場可提供未被開發的潛力。

資本性開支

於二○○三年首六個月，本集團之主要資本性開支包括主要為改善收費公路和橋樑之實體結構而產生約8,000,000港元之總開支，而約48,000,000港元的總開支主要用於購置房地產業務之新固定資產和新聞紙業務之在建生產設施、廠房、機器及工具。

資本及其他承諾

於二○○三年六月三十日，本集團主要用作興建中國發展中物業之資本承諾為523,000,000港元。

或然負債

自上一個年度結算日以來，或然負債並無重大變動。

資本架構

下表概述本集團資本架構成分：

	二〇〇三年六月三十日 千港元	%	重列 二〇〇二年十二月三十一日 千港元	%
可換股債券(定息)	**200,623**	**1**	200,623	1
銀行借款(浮息)				
以人民幣結算	**3,080,590**	**20**	3,058,150	19
以美元結算	**156,000**	**1**	546,000	4
以港元結算	**3,338,771**	**22**	3,158,923	20
總借款	**6,775,984**	**44**	6,963,696	44
股東權益加負商譽	**8,743,747**	**56**	8,843,055	56
資本總值	**15,519,731**	**100**	15,806,751	100
總資本負債比率	**44%**		44%	

本集團之總資本負債比率與二〇〇二年之水平相若，維持在44%。由於採納香港會計師公會頒佈之會計準則第12號(修訂本)「所得稅」，該準則適用於二〇〇三年一月一日或之後開始之會計期間，本集團於二〇〇三年一月一日之負商譽及保留盈利結餘分別減少1,706,000,000港元及291,000,000港元。因此，於二〇〇二年十二月三十一日，股東權益加負商譽減少1,997,000,000港元至8,843,000,000港元。

利息保障倍數

根據經非現金項目調整之經營盈利計算，二〇〇三年上半年之利息保障倍數為3.51倍，較二〇〇二年同期的4.7倍為低。這是因銀行借款較上年同期增加導致。

僱員

於二〇〇三年六月三十日，本集團聘用約6,700名僱員，其中約6,500名僱員主要參與房地產、收費公路及造紙業務。

本集團給予員工的薪酬主要根據行內慣例，提供包括供款之公積金及其他員工福利。本集團亦已採納購股權計劃，根據本集團的業績及個別員工之表現而授出購股權。

簡明綜合損益表

截至二〇〇三年六月三十日止六個月

	附註	(未經審核) 截至六月三十日止六個月 二〇〇三年 千港元	重列 (附註1) 二〇〇二年 千港元
營業額	2	**1,662,046**	1,544,748
銷售成本		**(1,159,618)**	(1,050,430)
毛利		**502,428**	494,318
其他收益		**18,426**	20,089
銷售及分銷開支		**(63,664)**	(45,262)
行政開支		**(168,959)**	(266,330)
其他經營收入，淨額		**35,070**	18,038
被視作出售附屬公司虧損		**(62,998)**	(2,261)
未計減值撥備前經營盈利	3	**260,303**	218,592
就於物業發展項目的權益作出減值撥備		**—**	(9,881)
經營盈利		**260,303**	208,711
財務費用		**(112,819)**	(85,973)
應佔盈利／(虧損)			
一共同控制實體		**(10,215)**	(18,793)
一聯營公司		**85,730**	61,487
除税前盈利		**222,999**	165,432
税項	4	**(38,881)**	(37,189)
除税後盈利		**184,118**	128,243
少數股東權益		**(75,975)**	(112,914)
股東應佔盈利		**108,143**	15,329
中期股息	5	**49,257**	—
每股基本盈利	6	**1.768仙**	0.382仙
每股全面攤薄盈利	6	**1.752仙**	0.378仙

簡明綜合資產負債表

於二〇〇三年六月三十日及二〇〇二年十二月三十一日

	附註	(未經審核) 二〇〇三年 六月三十日 千港元	重列 (附註1) (經審核) 二〇〇二年 十二月三十一日 千港元
收費公路及橋樑權益	7	**2,196,672**	2,217,197
其他無形資產	7	**(1,667,971)**	(1,898,797)
固定資產	7	**5,047,327**	5,075,206
共同控制實體權益		**763,839**	797,185
聯營公司權益		**1,499,618**	1,491,505
投資證券及其他投資		**186,715**	219,924
遞延税項資產		**113,426**	112,880
流動資產			
有待發展／發展中物業		**11,372,352**	12,202,518
持有作出售之物業		**2,450,171**	2,796,260
物業發展項目權益		**68,517**	68,493
存貨		**160,751**	169,751
有關連公司欠款		**36,326**	57,971
應收賬款、預付款項及按金	8	**1,173,153**	977,377
銀行結餘及現金		**1,201,321**	1,077,499
		16,462,591	17,349,869
流動負債			
應付賬款及應計費用	9	**4,322,539**	5,026,648
應付少數股東之款項		**139,043**	104,739
銀行貸款			
一 有抵押		**623,364**	1,336,449
一 無抵押		**546,904**	694,392
銀行透支－無抵押		**22,088**	32,164
長期負債一年內應償還額	10	**1,411,981**	1,386,510
應付税項		**90,256**	65,558
		7,156,175	8,646,460
流動資產淨值		**9,306,416**	8,703,409
總資產減流動負債		**17,446,042**	16,718,509
資金來源：			
股本	11	**612,123**	611,810
儲備		**6,199,727**	6,114,222
擬派中期股息	5	**49,257**	—
股東權益		**6,861,107**	6,726,032
少數股東權益		**3,938,834**	4,064,961
非流動負債			
長期借款	10	**4,576,694**	3,803,142
遞延税項負債		**2,069,407**	2,124,374
		17,446,042	16,718,509

截至二〇〇三年六月三十日止六個月

	(未經審核) 截至六月三十日止六個月 二〇〇三年 千港元	 二〇〇二年 千港元
經營業務所得的現金流入淨額	**243,567**	223,541
投資業務所動用的現金淨額	**(51,591)**	(16,045)
財務項目所動用的現金淨額	**(58,078)**	(466,610)
現金及現金等價物之增加／(減少)	**133,898**	(259,114)
一月一日的現金及現金等價物	**1,045,335**	1,388,462
六月三十日的現金及現金等價物	**1,179,233**	1,129,348
現金及現金等價物結餘分析：		
銀行結餘及現金	**1,201,321**	1,159,882
銀行透支	**(22,088)**	(30,534)
	1,179,233	1,129,348

簡明綜合權益變動表

截至二〇〇三年六月三十日止六個月

(未經審核)

	股本	股份溢價	資本贖回儲備	資本儲備	法定儲備	滙兌波動儲備	保留盈餘	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年一月一日，如前呈報	611,810	5,649,409	1,815	180,971	49,841	(80,183)	602,882	7,016,545
會計政策變動 －遞延税項負債淨額作撥備(附註1)	—	—	—	—	—	—	(290,513)	(290,513)
於二〇〇三年一月一日，重列	611,810	5,649,409	1,815	180,971	49,841	(80,183)	312,369	6,726,032
發行股份扣除發行費用	313	1,225	—	—	—	—	—	1,538
滙兌差額	—	—	—	—	—	3,293	—	3,293
轉撥	—	—	—	7,097	(32,250)	—	25,153	—
其他	—	—	—	26,495	—	—	—	26,495
攤銷之前曾轉入保留盈餘之負商譽	—	—	—	—	—	—	(4,033)	(4,033)
釋放被視作出售附屬公司之儲備	—	—	—	—	(177)	(184)	—	(361)
期內盈利	—	—	—	—	—	—	108,143	108,143
於二〇〇三年六月三十日	612,123	5,650,634	1,815	214,563	17,414	(77,074)	441,632	6,861,107
於二〇〇二年一月一日，如前呈報	400,829	4,889,860	1,815	175,985	84,405	(54,909)	1,032,553	6,530,538
會計政策變動 －遞延税項負債淨額作撥備(附註1)	—	—	—	—	—	—	(282,000)	(282,000)
於二〇〇二年一月一日，重列	400,829	4,889,860	1,815	175,985	84,405	(54,909)	750,553	6,248,538
發行股份扣除發行費用	212	782	—	—	—	—	—	994
滙兌差額	—	—	—	—	—	(16)	—	(16)
攤銷之前曾轉入保留盈餘之負商譽	—	—	—	—	—	—	(2,036)	(2,036)
釋放被視作出售附屬公司之儲備	—	—	—	—	(8)	(5)	—	(13)
期內盈利	—	—	—	—	—	—	15,329	15,329
於二〇〇二年六月三十日，重列	401,041	4,890,642	1,815	175,985	84,397	(54,930)	763,846	6,262,796

1 編製基準及會計政策

本未經審核綜合簡明中期賬目乃按照香港會計師公會頒佈的香港會計實務準則(「會計準則」)第25號「中期財務申報」而編製。

本簡明中期賬目應與二〇〇二年之年度財務報表一併閱讀。

編製本簡明中期賬目所採用的會計政策及計算方法與截至二〇〇二年十二月三十一日止之年度賬目所採用者一致，惟本集團於採納由香港會計師公會頒佈的會計準則第12號(經修訂)「所得稅」後，已更改其會計政策。此項會計準則於二〇〇三年一月一日或以後開始的會計期間生效。

根據會計準則第12號(經修訂)，遞延稅項採用負債法就資產負債之稅基與它們在賬目的賬面值兩者的暫時性差異作全數撥備。遞延稅項採用在結算日前已發出或實質頒佈的稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用的暫時差異抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業投資產生的暫時差異而撥備，但假若可以控制暫時性差異的撥回，並有可能在可預見未來不會撥回則除外。

往年度，遞延稅項乃因應就課稅而計算的盈利與賬目所示的盈利兩者間的時間差，根據預期於可預見將來支付或可收回的負債及資產而按現行稅率計算。採納會計準則第12號(經修訂)構成會計政策的變動並已追溯應用，故比較數字已重列以符合經修訂的政策。

根據會計準則第12號(經修訂)，重估資產的賬面值與其稅基之間的差異屬於暫時性質，並會產生遞延稅項負債。由二〇〇三年一月一日起採納會計準則第12號(經修訂)後，已收購的附屬公司的公允值及因收購產生的相關負商譽會因此作出調整。

於二〇〇三年一月一日負商譽的期初結餘已減少1,706,000,000港元，而於二〇〇二年及二〇〇三年一月一日的期初保留盈利已分別減少282,000,000港元及291,000,000港元，並列作未撥備遞延稅項負債淨額。此項轉變導致於二〇〇二年十二月三十一日的遞延稅項資產及遞延稅項負債分別增加113,000,000港元及2,110,000,000港元。截至二〇〇三年六月三十日止六個月的盈利及儲備分別增加29,000,000港元及27,000,000港元。

2 分部資料

本集團主要從事發展、經營及管理收費公路及橋樑；發展、出售及管理物業及持有投資物業；製造及銷售新聞紙、瓦楞紙和水泥及預拌混凝土（如下文附註所述為已終止經營的業務）。期內營業額及分部業績如下：

主要分部報告－業務分部資料

本集團主要在香港及中國內地（「中國」）經營四項主要業務：

— 房地產－發展、出售及管理物業及持有投資物業

— 收費公路業務－發展、經營及管理收費公路及橋樑

— 造紙－製造及出售新聞紙及瓦楞紙

— 水泥－製造及出售水泥及預拌混凝土（詳情如下文所述為已終止經營的業務）

本集團其他業務主要包括投資控股及高科技業務（詳情如下文所述為已終止經營的業務），兩者的規模皆不足以作獨立項目報告。

各項業務之間並無進行買賣活動。

從屬分部報告－地區分部資料

本集團的四項業務範疇主要在香港及中國管理：

香港－房地產及水泥（已終止經營的業務）
中國－房地產、造紙、收費公路及水泥（已終止經營的業務）
其他－房地產

地區分部之間並無買賣活動。

2 分部資料(續)

主要分部報告－業務分部資料

截至六月三十日止六個月

	房地產		收費公路業務		造紙		水泥(附註)(已終止經營業務)		其他業務		本集團	
												重列
	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元	二〇〇三年 千港元	二〇〇二年 千港元
營業額	986,795	304,298	191,580	173,883	483,671	539,585	—	525,058	—	1,924	1,662,046	1,544,748
分部業績	222,592	29,918	86,897	87,166	20,283	35,345	—	71,020	6,455	(3,321)	336,227	220,128
利息收入											6,383	6,911
未分配經營成本											(19,309)	(16,067)
被視作出售附屬公司虧損											(62,998)	(2,261)
財務費用											(112,819)	(85,973)
應佔下列公司的盈利/(虧損):												
共同控制實體	—	(59)	(10,215)	(24,843)	—	—	—	6,109	—	—	(10,215)	(18,793)
聯營公司	(1,711)	4,972	87,441	68,202	—	—	—	—	—	(11,687)	85,730	61,487
除稅前盈利											222,999	165,432
稅項											(38,881)	(37,189)
除稅後盈利											184,118	128,243
少數股東權益											(75,975)	(112,914)
股東應佔盈利											108,143	15,329

2 分部資料(續)

主要分部報告－業務分部資料(續)

附註:

於二〇〇二年十二月二十日，本集團完成詳情載於二〇〇一年十二月三十一日股東通函的非常重大收購。該項交易涉及收購城市建設開發集團(中國)有限公司的全部權益及盛德發展有限公司(收購前已擁有51%權益的附屬公司)的49%權益，總代價約為49.83億港元(統稱為「交易」)。為會計處理目的，該交易的定價須按交易日的本公司股份市價計算，因此，該代價是以45.44億港元入賬。

該交易的賬面代價乃以下列方式清償：其中(i)現金2,000,000,000港元；(ii)以每股0.46港元配發及發行本公司2,107,688,555股股份予本公司的主要股東越秀企業(集團)有限公司(「越秀企業」)的方式支付970,000,000港元；及(iii)以出售本集團於China Century Cement International Limited(「水泥集團」)的全部權益、金鵬集團有限公司(「金鵬」)的36.84%實益權益、中科越秀(香港)信息產業發展有限公司(「中科越秀」)的46.7%實益權益及轉讓水泥集團、金鵬及中科越秀應付股東貸款合共886,000,000港元予越秀企業的方式支付1,574,000,000港元。水泥及高科技業務亦隨之而終止經營。

截至二〇〇二年六月三十日止六個月，水泥集團的營業額及分部業績已於上文作出披露。截至同期，水泥集團的經營業務所得的現金流入為74,000,000港元、投資業務的現金流出為16,000,000港元及財務項目的現金流出為99,000,000港元。截至二〇〇二年六月三十日止六個月，金鵬及中科越秀的營業額、分部業績及現金流量並不龐大，不足以作獨立披露。

從屬分部報告－地區分部資料

	截至六月三十日止六個月 營業額	
	二〇〇三年 千港元	二〇〇二年 千港元
香港	**58,800**	260,915
中國	**1,602,627**	1,282,420
其他	**619**	1,413
	1,662,046	1,544,748

3 未計減值撥備前經營盈利

	截至六月三十日止六個月	
	二〇〇三年 千港元	二〇〇二年 千港元
未計減值撥備前經營盈利已計入及扣除下列項目：		
計入		
負商譽攤銷	**109,007**	—
出售部份共同控制實體的收益	—	6,240
出售固定資產的收益	**821**	—
扣除		
出售存貨成本	**1,078,675**	944,863
折舊：		
自置固定資產	**57,325**	98,519
租賃固定資產	**13**	238
收費公路及橋樑的權益攤銷	**38,959**	37,874
開發成本的攤銷	—	318
商譽攤銷	**3,557**	1,240
出售固定資產的虧損	—	1,255
員工成本		
薪金及薪酬(包括董事酬金)	**66,131**	91,344
社會保障成本	**4,827**	5,927
員工福利	**19,633**	15,426
退休金成本－定額供款計劃	**16,512**	16,182

4 稅項

(a) 香港利得稅已按期內估計應課稅溢利以17.5%(二〇〇二年：16%)的稅率計算。於二〇〇三年，政府修訂二〇〇三年／二〇〇四年的利得稅率，由16%調升至17.5%。海外利得稅則根據期內估計應課稅溢利按本集團經營業務地區的現行稅率計算。

(b) 在簡明綜合損益表內支銷的稅項款額指：

	截至六月三十日止六個月	
	二〇〇三年 千港元	重列 二〇〇二年 千港元
香港利得稅	**3,245**	3,660
海外稅項		
一本年度	**58,580**	24,780
一以往年度多提準備	**—**	(4,500)
與產生及沖回暫時時差影響有關的遞延稅項	**(28,620)**	5,692
	33,205	29,632
應佔稅項：		
共同控制實體	**761**	1,059
聯營公司	**4,915**	6,498
	38,881	37,189

5 股息

	截至六月三十日止六個月	
	二〇〇三年 千港元	二〇〇二年 千港元
擬派付二〇〇三年中期股息每股0.008港元(二〇〇二年：無)	**49,257**	—

6 每股盈利

每股基本及全面攤薄盈利是根據本集團股東應佔盈利108,143,000港元(二〇〇二年重列：15,329,000港元)及期內已發行普通股加權平均數6,118,305,482股(二〇〇二年：4,009,989,359股)計算。

每股全面攤薄盈利是根據期內已發行普通股加權平均數6,118,305,482股(二〇〇二年：4,009,989,359股)，另加假設悉數行使尚未行使購股權而被視作無償發行的普通股加權平均數52,880,490股(二〇〇二年：43,975,593股)計算。

由於若行使尚未行使的可換股債券將會產生反攤薄影響，所以於計及每股攤薄盈利時並無計及本公司的尚未行使的可換股債券。該等可換股債券已於二〇〇三年七月三十一日贖回。

7 資本性開支

	商譽 千港元	負商譽 千港元	其他無形資產總值 千港元	收費公路及橋樑權益 千港元	固定資產 千港元
於二○○三年一月一日，如前呈報期初賬面淨值	218,226	(3,823,375)	(3,605,149)	2,217,197	5,075,206
會計政策變動					
—就遞延税項負債淨額作撥備 *(附註1)*	—	1,706,352	1,706,352	—	—
於二○○三年一月一日期初賬面淨值，重列	218,226	(2,117,023)	(1,898,797)	2,217,197	5,075,206
滙兑差額	—	—	—	10,409	22
其他增添	—	—	—	8,025	47,505
出售	—	8,857	8,857	—	(18,068)
折舊／攤銷開支	(3,557)	109,007	105,450	(38,959)	(57,338)
對根據交易收購的資產及負債公允值作出調整	—	116,519	116,519	—	—
於二○○三年六月三十日期終賬面淨值	214,669	(1,882,640)	(1,667,971)	2,196,672	5,047,327

8 應收賬款、預付款項及按金

本集團對不同業務分部及市場採用既定信貸政策。包括貿易及其他應收款中之貿易應收款，其賬齡分析如下：

	二○○三年 六月三十日 千港元	二○○二年 十二月三十一日 千港元
三十日以下	**293,388**	230,547
三十一日至九十日	**139,219**	116,392
超過九十日	**189,675**	180,082
	622,282	527,021

9 應付賬款及應計費用

包括應付賬款及應計費用中之貿易應付款，其賬齡分析如下：

	二○○三年 六月三十日 千港元	二○○二年 十二月三十一日 千港元
三十日以下	**40,072**	47,156
三十一日至九十日	**71,330**	74,341
超過九十日	**668,760**	638,292
	780,162	759,789

10 長期負債

	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元
銀行貸款		
無抵押	**848,191**	905,468
有抵押		
一須於五年內悉數償還	**4,556,646**	3,826,296
一毋須於五年內悉數償還	**256**	468
融資租賃承擔	**194**	344
最終控股公司提供的貸款	**132,322**	67,743
有關連公司提供的貸款	**74,882**	3,809
少數股東提供之貸款	**159,961**	169,301
其他貸款	**15,600**	15,600
可換股債券	**200,623**	200,623
	5,988,675	5,189,652
減：長期負債的一年內應償還額	**(1,411,981)**	(1,386,510)
	4,576,694	3,803,142

於二〇〇三年六月三十日，本集團的銀行貸款及其他借款的還款期如下：

	銀行貸款		最終控股公司／有關連公司／少數股東的貸款／其他貸款／融資租賃／可換股債券	
	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元	二〇〇三年六月三十日千港元	二〇〇二年十二月三十一日千港元
一年內	**1,211,184**	1,185,583	**200,797**	200,927
第二年內	**1,049,626**	754,853	**20**	40
第三至第五年	**3,144,027**	2,791,328	**131,291**	67,743
第五年後	**256**	468	**—**	—
無固定還款期	**—**	—	**251,474**	188,710
	5,405,093	4,732,232	**583,582**	457,420

11 股本

期內本公司已發行股本的變動如下：

	每股面值0.1港元的普通股	
	股份數目	千港元
於二〇〇二年一月一日	4,008,293,667	400,829
發行股份	2,107,688,555	210,769
行使購股權	2,120,000	212
於二〇〇二年十二月三十一日	6,118,102,222	611,810
於二〇〇三年一月一日	6,118,102,222	611,810
行使購股權	3,128,000	313
於二〇〇三年六月三十日	6,121,230,222	612,123

期內，因購股權獲行使而認購本公司的普通股3,128,000股，總代價為1,566,500港元，其中312,800港元已列入股本中，而餘額1,253,700港元已列入股份溢價賬內。

12 或然負債

自上年年度結算日以來，或然負債並無重大改變。

13 經營租賃承諾

	二〇〇三年 六月三十日 千港元	二〇〇二年 十二月三十一日 千港元
土地及樓宇		
第一年內	**16,215**	19,384
第二至第五年內	**81,075**	64,860
第五年後	**227,009**	241,873
	324,299	326,117

此外，本集團的經營租賃承諾及租金是按照銷售額釐定。現時無法準確計算根據該租約應付的未來租金。

14 其他承諾

於二〇〇三年六月三十日，本集團關於購置固定資產、收費公路及有待發展／發展中物業已簽約但未撥備的付款承諾為522,849,000港元(於二〇〇二年十二月三十一日：473,073,000港元)。

15 資產抵押

自上年年度結算日以來，資產抵押並無重大變動。

16 有關連人士交易

期內，於本集團日常業務過程中進行的重大有關連人士交易如下：

	截至六月三十日止六個月	
	二〇〇三年 千港元	二〇〇二年 千港元
支付予最終控股公司的可換股債券利息	**3,026**	6,768
支付貸款利息予		
一有關連公司	**2,299**	2,760
一少數股東	**—**	779
支付予少數股東的管理費	**—**	2,460
已付及應付予一名少數股東的收費公路定額管理費 *(附註a)*	**29,850**	25,657
支付予一名少數股東的租金及雜費 *(附註a)*	**8,107**	—

附註：

(a) 該有關連人士交易是根據於二〇〇二年年報中披露的條款進行。

董事權益

於二〇〇三年六月三十日，根據本公司依證券及期貨條例(「證券條例」)第352條而置存之登記冊所記錄或據本公司接獲之通知，本公司董事在本公司及其相聯法團(按證券條例之定義)之股份、相關股份及債權證之權益及淡倉如下：

I. 本公司及其附屬公司越秀交通有限公司(「越秀交通」)股份之好倉：

董事姓名	權益性質	股份實益權益	權益百分率概約
本公司			
謝樹文先生	個人	300,000	0.00
羅國慶先生*	個人	10,000	0.00
黃之強先生	個人	500,000	0.01
越秀交通			
謝樹文先生	個人	410,000	0.04
梁凝光先生	個人	1,388,000	0.13
黃之強先生	個人	474,000	0.04
甄玉鳳小姐	個人	100,000	0.01

* 羅國慶先生已於二〇〇三年八月十五日辭任本公司董事之職務

II. 於本公司及越秀交通股本衍生工具之相關股份中之好倉：

(1) 本公司

			購股權數目		
董事姓名	授出日期	每股行使價港元	於二〇〇三年一月一日尚未行使	於期內授予(b)	於二〇〇三年六月三十日尚未行使
區秉昌先生	02/06/2003	0.5400	—	9,000,000	9,000,000
謝樹文先生	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	8,000,000	8,000,000
陳光松先生	02/06/2003	0.5400	—	8,000,000	8,000,000
李　飛先生	02/06/2003	0.5400	—	7,000,000	7,000,000
梁凝光先生	14/12/1999 (a)	0.5008	840,000	—	840,000 (c)
	02/06/2003	0.5400	—	7,000,000	7,000,000
肖博彥先生	14/12/1999 (a)	0.5008	700,000	—	700,000
	02/06/2003	0.5400	—	7,000,000	7,000,000
梁　毅先生	02/06/2003	0.5400	—	7,000,000	7,000,000
黃之強先生	14/12/1999 (a)	0.5008	700,000	—	700,000
甄玉鳳小姐	14/12/1999 (a)	0.5008	800,000	—	800,000
	02/06/2003	0.5400	—	3,000,000	3,000,000
余立發先生	02/06/2003	0.5400	—	3,500,000	3,500,000
李家麟先生	02/06/2003	0.5400	—	3,500,000	3,500,000

附註：

(a) 購股權可由授出日期一週年即二○○○年十二月十四日起至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期一週年及二週年起行使最多30%及100%。

(b) 購股權可由二○○三年六月二日起至二○一三年六月一日止期間內隨時行使，惟限於(i)直至購股權授出日期首週年的期間內，行使最多達所授予購股權的30%；及(ii)直至購股權授出日期第二週年的期間內，行使最多達所授予購股權的60%。

(c) 該等權益包括其配偶持有可認購140,000股本公司股份之購股權。

(2) 越秀交通

董事姓名	授出日期	每股行使價 港元	購股權數目(a) 於二○○三年一月一日尚未行使	於期內行使	加權平均收市價(b) 港元	於二○○三年六月三十日尚未行使
謝樹文先生	07/04/2000	0.7520	560,000	560,000	1.23	—
梁凝光先生	06/08/1997 (c)	2.4080	500,000	—	不適用	500,000
	22/12/1999	0.9984	8,130,000	8,130,000	1.28	—
肖博彥先生	06/08/1997 (c)	2.4080	500,000	—	不適用	500,000
尹　輝先生	06/08/1997 (c)	2.4080	600,000	—	不適用	600,000
	22/12/1999	0.9984	3,220,000	520,000	1.16	2,700,000
黃之強先生	07/04/2000	0.7520	316,000	316,000	1.24	—
甄玉鳳小姐	07/04/2000	0.7520	450,000	—	不適用	450,000

附註：

(a) 購股權可由授出日期一週年至授出日期六週年前一個營業日止期間內隨時行使，並分別可於授出日期之一週年、二週年及三週年起行使最多30%、60%及100%。

(b) 股份在緊接購股權行使日期前一天的每股加權平均收市價。

(c) 購股權已於二○○三年八月五日屆滿。

除本文所披露者外，於二○○三年六月三十日，根據本公司依證券條例第352條而置存之登記冊所記錄；或根據上市公司董事進行證券交易的標準守則已知會本公司，本公司各董事概無擁有或被視作擁有本公司或其任何相聯法團(按證券條例第XV部之涵義)之股份、相關股份及債權證之權益或淡倉。

主要股東權益

於二○○三年六月三十日，下列股東已根據證券條例第XV部第2及第3分部向本公司披露，並已根據本公司依證券條例第336條而置存之登記冊所記錄，擁有本公司之股份或相關股份之權益或淡倉：

名稱	好倉股份	好倉相關股份	總權益百分率概約
越秀企業(集團)有限公司(「越秀企業」)	3,863,735,556	325,226,977	68.47

附註：

(a) 越秀企業持有3,863,735,556股股份權益之身分包括65,676,184股為實益擁有人，3,798,059,372股藉屬所控制法團的權益。由越秀企業所持有的股份詳列如下：

名稱	好倉股份
越秀企業	3,863,735,556
Excellence Enterprises Co., Ltd. (「Excellence」)	3,797,629,372
Bosworth International Limited (「Bosworth」)	2,902,927,212
Sun Peak Enterprises Ltd. (「Sun Peak」)	565,683,000
Novena Pacific Limited (「Novena」)	565,683,000
Shine Wah Worldwide Limited (「Shine Wah」)	158,049,000
Morrison Pacific Limited (「Morrison」)	158,049,000
Perfect Goal Development Co., Ltd. (「Perfect Goal」)	135,737,000
Greenwood Pacific Limited (「Greenwood」)	135,737,000
Seaport Development Limited (「Seaport」)	35,233,160
Goldstock International Limited (「Goldstock」)	35,233,160
越秀財務有限公司(「越秀財務」)	430,000

附註：

(i) Bosworth持有2,902,927,212股。Bosworth為Excellence全資擁有，而Excellence乃由越秀企業全資擁有。

(ii) Novena持有565,683,000股。Novena為Sun Peak全資擁有，而Sun Peak乃由Excellence全資擁有。

(iii) Morrison持有158,049,000股。Morrison為Shine Wah全資擁有，而Shine Wah乃由Excellence全資擁有。

(iv) Greenwood持有135,737,000股。Greenwood為Perfect Goal全資擁有，而Perfect Goal乃由Excellence全資擁有。

(v) Goldstock持有35,233,160股。Goldstock為Seaport全資擁有，而Seaport乃由Excellence全資擁有。

(vi) 越秀財務持有430,000股，越秀財務為越秀企業全資擁有。

(b) 越秀企業持有325,226,977股相關股份(按尚未轉換之可換股債券－以實物交收之本公司非上市股本衍生工具)權益之身分包括197,146,562股相關股份為實益擁有人，128,080,415股相關股份藉屬其全資附屬公司越秀發展有限公司的權益。

購股權

(i) 本公司

根據於一九九八年六月二十三日獲本公司股東通過的購股權計劃(「購股權計劃」)，本公司董事會(「董事會」)可酌情授予本公司或其任何附屬公司之董事及僱員購股權認購本公司之普通股。購股權計劃可作為本集團給予僱員及行政人員的獎勵。行使價由董事會釐訂，相等於下列兩項中較高者：(a)股份之面值；及(b)不低於緊接授出購股權日期前五個營業日股份在香港聯合交易所有限公司(「聯交所」)每日報價表所報之平均收市價的80%。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

本公司股東於二○○二年六月二十六日通過有關終止購股權計劃及採納新購股權計劃(「二○○二年購股權計劃」)的決議案。於終止購股權計劃後，本公司不會就此進一步授出購股權，但於終止購股權計劃前授出的所有未行使購股權繼續生效，並可根據購股權計劃予以行使，而僅有使尚未行使購股權生效所需的該等購股權計劃條文會就此目的繼續有效。二○○二年購股權計劃符合香港聯合交易所有限公司證券上市規則(「上市規則」)第17章的修訂。

根據二○○二年購股權計劃，董事會可授予越秀企業、本公司或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表(「參與人士」)購股權認購股份。二○○二年購股權計劃旨在獎勵參與人士對本集團作出貢獻，並讓本集團聘請、挽留及鼓勵能幹的僱員及吸納對本集團而言屬寶貴的人力資源。根據二○○二年購股權計劃將予授出的購股權而可予發行的最高股份總數為本公司於二○○二年六月二十六日已發行股份數目的10%。各參與人士在於緊接建議授出任何購股權日期前十二個月期間內獲授及將獲授的購股權予以行使時的上限為建議授出該等購股權日期已發行股份數目的1%，任何進一步授出超過此限額的購股權須待股東於股東大會上批准後，始可作實。購股權可於購股權期限開始日期行使(購股權期限指董事會於授出購股權時通知的期限，該期限於授出日期或董事會可能決定的較後日期開始，直至該期限的最後一日屆滿止，惟於任何情況下，不能超過由授出日期起計10年)，惟限於(i)直至購股權期限開始日期首週年的期間內，行使最多達有關授出項下所授出購股權的30%；及(ii)直至購股權期限開始日期第二週年的期間內，行使最多達有關授出項下所授出購股權的60%(包括根據(i)項行使的任何購股權)。於購股權期限開始日期第二週年後，該等限制將終止。就身為越秀企業、本公司或任何彼等附屬公司僱員的參與人士而言，上文所述行使購股權的相同限額亦適用，惟上文(i)及(ii)項所指的期間應由(a)該名參與人士持續受僱於越秀企業、本公司或任何彼等附屬公司(視情況而定)作為全職員工一年的完成日期；及(b)購股權期限的開始日期(以較後發生為準)起開始，而當限制終止時的日期應據此作出相應修訂。行使價由董事會釐訂，而且該行使價不得低於下列三者中的最高金額：(a)授出日期股份在聯交所每日報價表所列的收市價；(b)緊接授出日期前五個營業日股份在聯交所每日報價表所列的平均收市價；及(c)股份的面值。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

期內根據本公司購股權計劃授予本集團僱員(本公司董事除外，詳情已於第24頁披露)的購股權之變動情況如下：

購股權數目							
於二〇〇三年一月一日尚未行使	期內授予	期內行使	於二〇〇三年六月三十日尚未行使	每股行使價 港元	授出日期	行使期	加權平均收市價[4] 港元
70,000,000	—	—	70,000,000	0.3936	04/09/1998	04/09/1999 - 03/09/2004[2]	不適用
46,514,000	—	3,128,000	43,386,000	0.5008	14/12/1999	14/12/2000 - 13/12/2005[2]	0.613
—	196,250,000	—	196,250,000	0.4100	02/05/2003	02/05/2003 - 01/05/2013[3]	不適用

附註：

1. 期內並無購股權註銷或失效。

2. 授出之購股權分兩階段行使，倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。

3. 授出之購股權分三階段行使。

4. 股份在緊接購股權行使日期前一天的每股加權平均收市價。

於截至二〇〇三年六月三十日的六個月內，股份在緊接購股權授出日期前一天之收市價如下：

授出日期	緊接授出日期前一天之收市價
02/05/2003	0.41港元
02/06/2003	0.53港元

董事認為，由於多項重要估值因素未能準確釐定，所以評估於截至二〇〇三年六月三十日的六個月內授出的購股權的價值並不適當。按多項推測的假設計算來評估購股權的價值將不具意義，及會誤導股東。

(ii) 越秀交通

根據於一九九七年一月三日獲越秀交通股東通過的一項購股權計劃(「越秀交通計劃」)，越秀交通董事會(「越秀交通董事會」)可酌情授予越秀交通或其任何附屬公司之董事及僱員購股權認購越秀交通之普通股。越秀交通計劃可作為越秀交通及其附屬公司給予僱員及行政人員的獎勵。行使價由越秀交通董事會釐訂，惟不得低於緊接提供購股權日期前五個營業日股份在聯交所每日報價表上的平均收市價的80%或股份的面值(以較高者為準)。每次授出購股權的現金代價為10港元，而行使價將於行使購股權時悉數支付。

越秀交通股東於二〇〇二年六月二十五日通過有關終止越秀交通計劃及採納新購股權計劃(「二〇〇二年越秀交通計劃」)的決議案。於終止越秀交通計劃後，越秀交通不會就此進一步授出購股權，但於終止越秀交通計劃前授出的所有未行使購股權繼續生效，並可根據越秀交通計劃予以行使，而僅有使尚未行使購股權生效所需的該等越秀交通計劃條文會就此目的繼續有效。二〇〇二年越秀交通計劃符合上市規則第17章的修訂。

根據與二〇〇二年購股權計劃的條款及條件相同的二〇〇二年越秀交通計劃，越秀交通董事會可授予本公司、越秀企業、越秀交通或任何彼等附屬公司的僱員、高級職員、董事、代理人、顧問或代表購股權認購越秀交通股份。

期內根據越秀交通計劃授予本集團僱員(本公司董事除外，詳情已於第25頁披露)的購股權之變動情況如下：

購股權數目						
於二〇〇三年一月一日尚未行使	期內行使	於二〇〇三年六月三十日尚未行使	每股行使價 港元	授出日期	行使期[3]	加權平均收市價[4] 港元
21,900,000	—	21,900,000	2.4080	06/08/1997	06/08/1998 - 05/08/2003	不適用
23,418,000	13,438,000	9,980,000	0.7632	04/09/1998	04/09/1999 - 03/09/2004	1.688
19,346,000	12,916,000	6,430,000	0.9984	22/12/1999	22/12/2000 - 21/12/2005	1.254
10,538,000	6,596,000	3,942,000	0.7520	07/04/2000	07/04/2001 - 06/04/2006	1.516

附註：

1. 期內並無購股權授出、註銷或失效。
2. 所有購股權分三階段行使。
3. 倘購股權行使期之最後一日並非營業日，購股權行使期須於該日前一個營業日屆滿。
4. 越秀交通股份在緊接購股權行使日期前一天的每股加權平均收市價。

購買、出售或贖回本公司的股份

截至二〇〇三年六月三十日止之六個月內，本公司並無贖回任何股份。而本公司或其任何附屬公司於期內亦無購買或出售本公司任何股份。

上市規則第19項應用指引

茲提述二〇〇一年九月五日簽訂之25,000,000美元定期貸款協議(「二〇〇一年貸款協議」)(將於二〇〇四年九月到期)、二〇〇二年九月二十三日簽訂之2,630,000,000港元貸款協議(將於二〇〇七年十二月到期)、二〇〇三年六月十六日簽訂之100,000,000港元貸款協議(將於二〇〇五年十二月到期)及二〇〇三年六月二十三日簽訂之300,000,000港元貸款協議(將於二〇〇八年六月到期)。根據上述各項協議之條款，一旦越秀企業直接或間接持有本公司已發行股本之權益低於40%(就二〇〇一年貸款協議而言)或30%(就其他三項貸款協議而言)時，將視作違約。此責任規定已獲履行。

最佳應用守則

本公司並無任何董事知悉任何資料，足以合理指出本公司在有關期間的任何時間，未有遵守上市規則附錄14所載之最佳應用守則。本公司非執行董事須依據本公司之組織章程之規定，在本公司之股東週年大會輪席告退及膺選連任。

審核委員會

審核委員會已審閱截至二〇〇三年六月三十日止的未經審核中期賬目。

暫停辦理過戶登記手續

本公司將由二〇〇三年十月二十九日星期三至二〇〇三年十月三十一日星期五(首尾兩天包括在內)期間暫停辦理股份過戶登記手續。如欲符合獲派中期股息的資格，所有股份過戶文件連同有關股票須於二〇〇三年十月二十八日星期二下午四時前，交回香港灣仔告士打道56號東亞銀行港灣中心地下本公司的股份過戶登記處雅柏勤證券登記有限公司，辦理過戶登記手續。

承董事會命
董事長
區秉昌

香港，二〇〇三年九月十日

董事會

執行董事

區秉昌 *(董事長)*
謝樹文
陳光松
李　飛
梁凝光
肖博彥
梁　毅
尹　輝
黃之強
甄玉鳳

獨立非執行董事及
審核委員會成員

余立發
李家麟

公司秘書

黃之強

核數師

羅兵咸永道會計師事務所
香港執業會計師

主要往來銀行

中國銀行(香港)有限公司
香港上海滙豐銀行有限公司

公司資料查閱網址

http://www.gzinvestment.com.hk
http://www.hkex.com.hk

註冊辦事處

香港灣仔
駱克道160-174號
越秀大廈
24樓

股份過戶登記處

雅柏勤證券登記有限公司
香港
灣仔告士打道56號
東亞銀行港灣中心地下

股份上市

本公司之股份於香港聯合交易所有限公司及
新加坡證券交易所上市

股票編號為：
香港聯合交易所有限公司－123
路透社－123.HK
彭博資訊－123 HK

股東關係

如欲進一步查詢越秀投資有限公司的資料，請聯絡：
麥文莉
電話：(852) 2116 8022
傳真：(852) 2598 7688
電郵：contact@gzinvestment.com.hk

美國預託證券託管銀行

紐約銀行
美國預託證券
620 Avenue of the Americas, 6th Floor
New York, NY 10011, USA
電話：(646) 885 3218
傳真：(646) 885 3043

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地標

II. (1)-(3)

CR

Companies Registry
公 司 註 冊 處

04 MAR -3 AM 7:21

D2

:nges of
irectors
(通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* ☐ Resignation or cessation 辭職或停職

☐ New appointment 新委任

√ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日期 Alternate To 替代

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ9950

For Official Use
請勿填寫本欄

收件日期 RECEIVED
24 -10- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 Details of Change 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. Appointment / Change of particulars 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	DD 日	MM 月	YYYY 年
Change of address of Director & Secretary	15	10	2003

Effective Date(s) 生效日期

Existing Name 現用姓名: WONG Chi Keung 黃之強

Name／New Name 姓名／新姓名:

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）: -

Previous Names 前用姓名: -

Address 地址: Flat A, 20/F., Melody Court, 2C-D Kam Hong Street, North Point, Hong Kong

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
D142432(8)	-

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
-	-

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名：[signature]

(Name 姓名)：(Wong Chi Keung)

Secretary 秘書

Date 日期： 23rd October, 2003

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越秀投資有限公司

2 Type of Change 更改事項

* [√] Resignation or cessation 辭職或停職

[ ] New appointment 新委任

[ ] Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* [ ] Secretary 秘書 [√] Director 董事 [ ] Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
Xie 謝	Shuwen 樹文

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
R027004(A)	-

b Overseas Passport
海外護照

Number 號碼	Issuing Country 簽發國家
-	-

Date of Resignation or Cessation
辭職或停職日期

Date 日期 DD 日	MM 月	YYYY 年	Alternate To 替代
12	12	2003	-

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F., Yue Xiu Building,
160-174 Lockhart Road,
Wanchai, Hong Kong

FRQ10296

For Official Use
請勿填寫本欄

收件日期 RECEIVED
16 -12- 2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

362639

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Note 註 3 & 4)

B. **Appointment / Change of particulars** 委任 / 更改資料

(Use Continuation Sheet B if more than 1 director / secretary is involved 如涉及超過一位董事/秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 | Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 | Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 | Issuing Country 簽發國家

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

本通知書包括 ______ 張續頁A及 ______ 張續頁B。

Signed 簽名 : [signature]

(Name 姓名) : (Wong Chi Keung)

Secretary 秘書

Date 日期 : 15th December, 2003

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號: 362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

08 (DD 日) 08 (MM 月) 2003 (YYYY 年) to 至 21 (DD 日) 08 (MM 月) 2003 (YYYY 年)

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 1,283,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 4,292,376.0

4 **Cumulative Total of Paid-up Capital** (Including this Allotment)
累積繳足股款總額 (包括此分配) $ 614,905,022.2

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額 — Paid 已繳付	Payable 應繳付	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
Ordinary	3,470,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$1,390,776.0
Ordinary	9,360,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$2,901,600.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

16/09/2003 CC498119
CR No. : -362639-
Sh. Form : SC1
08 $4,293.00
---------- --------------
TOTAL(CHQ) $4,293.00
==============

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(B)** 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Cheng Kwok Cheung	Room 703 Wang Shing House Wang Fuk Court Tai Po N.T.	290,000		
Wong Chi Keung	20B Blk 17 Provident Centre Wharf Rd North Point Hong Kong	700,000		
Li Jianxun	21 Fung Yuen Street Yung Bay Kowloon	900,000		
Chiu Suk Woon	8/F Flat H Block 2 Koway Court Chai Wan Hong Kong	300,000		
Ko Yung Lai	Flat A 19/F Tower 21 Braemar Hill Mansions Braemar Hill Road North Point Hong Kong	750,000		
Wang Jun	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000		
Chan Ka Wai Carrie	Site 2 Blk 2 7H Whampoa Garden Hung Hom Kowloon	250,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Tso Mei Yi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	400,000		
Yeung Miu Yin	Rm 17 4/F Chung Hing Bldg 33 Chung Wui St Tai Kok Tsui Kowloon	140,000		
Wong Sau Ching	Rm 205 Lai Lim House Lai On Estate Shamshuipo Kowloon	140,000		
Siu Tai Kuen	Room 1107 East Terrace Sai Wan Estate Hong Kong	290,000		
Lao Zhuoqun	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000		
Chui Wai Che	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	50,000		
Ling Man Ching	Flat D 3/F Block 1 Lakeside Garden Sai Kung N.T.	290,000		
Wong Sau Ching	1909 19/F Ching Yi House Tsz Ching Estate Kowloon	500,000		
Mak Ngai Hong	Rm 1102 Block A Ming Wah Bldg Shaukeiwan Hong Kong	40,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Wong Yin	Rm 1103 Wu On House Yue On Court Apleichau Aberdeen Hong Kong	50,000		
Yang Laoguang	Flat D 3/F Blk 3 Phoenix Court 39 Kennedy Road Central Hong Kong	900,000		
Chan Wai Yee	Flat 905 Tsui Lok House Tsui Ping Estate Kwun Tong Kowloon	100,000		
Feng Li	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,000,000		
Wu Shanghui	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000		
Tsang Chiu Ho	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	350,00		
Wong Yan Kit	Flat B 16/F Mainway Court 16-33 Kwong Wah Street Mongkok Kowloon	60,000		
So Ching Yee	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000		
Li Hoi Ying	Flat A 10/F Block 3 Villa Tiara No 9 Tuen Hing Road Tuen Mun N.T.	140,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 3 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Guo Haoquan	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000		
Un Kwok Kee John	72 Pan Hoi St 5/F Quarry Bay Hong Kong	140,000		
Lai Kwok Leung	23E Ivy Court Newtown Plaza Phase 3 Shatin N.T.	300,000		
He Liwei	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	1,200,000		
	Total Shares Allotted by Class 各類股份分配總額	12,830,000		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung) Date 日期： 8th September, 2003

~~Director 董事~~ / Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Companies Registry
公司註冊處

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

02	09	2003	to 至	23	09	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 1,288,600.0

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 4,285,583.2

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ 616,193,622.2
累積繳足股款總額 （包括此分配）

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	3,204,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$1,284,163.2
Ordinary	9,682,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$3,001,420.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

17/10/2003 FF653170
CR No. : -362639-
Sh. Form : SC1
08 $4,286.00
TOTAL(CHQ) $4,286.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Zhu Shunlian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		
Lee Ka Yip	Flat E 7/FL 165 Belcher's Street Kennedy Town Hong Kong	38,000		
Ruan Hanming	23/FL Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		
He Liwei	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	900,000		
Ou Zhaohe	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	900,000		
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	150,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Li Feng	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		
Mo Bing	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Dong Huiyan	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,200,000		
Chen Xuyang	21 Tung Yuen Street Yau Tong Bay Kowloon	750,000		
Wen Jinxian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	580,000		
Zhong Jianzhou	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	440,000		
Lo Tin Shun	Flat H Blk 25 South Horizons Apleichau Hong Kong	440,000		
Ip Wing Wah	Flat D 17/F Block 1 Royal Ascot Fo Tan Shatin N.T.	300,000		
Xie Jielin	Flat A 20/F Block 2 15 Hoi Kwong Street Quarry Bay Hong Kong	240,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Ou Junming	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Xie Bin	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000		
Chu Chik Fai	Flat G 30/F Block 15 Lung Mun Oasis 43 Lung Mun Road Tuen Mun N.T.	132,000		
Gao Min	8D Fine Mansion 36 Village Road Happy Valley Hong Kong	340,000		
Chan Kam Ting Sharon	23/F Yue Hing Building 103 Hennessy Road Wanchai Hong Kong	36,000		
Wong Tin Hau	Flat H 5/F Tower 3 Tai Hing Gardens Phase 2 Tuen Mun N.T.	60,000		
Wong Yan Kit	Flat B 16/F Mainway Court 16-33 Kwong Wah Street Mongkok Kowloon	50,000		
Leung Kam Piu	26/F Flat 2 Ching Shing Court 10 Ching Hong Road Tsing Yi N.T.	36,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	900,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 3 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目 Class 類別 Ordinary	Class 類別	Class 類別
Li Hoo Shun	11/F A6 Po Wing Bldg 243-249 Yee Kuk Street Kowloon	88,000		
Yuen Chi Keung	1/F Flat 8 Fu Cheung House On Ning Road Yuen Long N.T.	240,000		
Wang Hongtao	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	900,000		
Ji Guoyi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	490,000		
Li Jiaqiang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Wong Shuet Chun	Rm 1920 Blk C Model Housing Est North Point Hong Kong	36,000		
Cheng Hui	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000		
Chiu Yiu Cheung	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	50,000		
Wong Yin Kee	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	50,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 4 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
Zhao Ming Ju	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000		
Liang Ningguang	28/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Chen Donghong	28/F Seabright Plaza 9-23 Shell Street North Point Hong Kong	140,000		
	Total Shares Allotted by Class 各類股份分配總額	12,886,000		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書

Date 日期： 8th October, 2003

*Delete whichever does not apply 請刪去不適用者

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
07	10	2003	to 至	28	10	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 2,576,600.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 9,404,421.6

4 Cumulative Total of Paid-up Capital (Including this Allotment) $ 618,770,222.2
累積繳足股款總額 （包括此分配）

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	1,050,000	HK$0.10	HK$0.54	-	HK$0.44	HK$462,000.0
Ordinary	14,102,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$5,652,081.6
Ordinary	10,614,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$3,290,340.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

Your Receipt
Companies Registry
H.K.

15/11/2003	AA177926
CR No. :	-362639-
Sh. Form :	SC1
08	$9,405.00
TOTAL(CHQ)	$9,405.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Cheng Hui	21 Tung Yuen Street Yau Tong Bay Kowloon	200,000		
Deng Run Rong	Flat 7D Hoi King Mansion 26 Yuet Wah St Kwun Tong Kowloon	300,000		
Ye Lin Sheng	21 Tung Yuen Street Yau Tong Bay Kowloon	1,450,000		
Gong Guangshu	Flat C 9/F Moonway Mans 48 Yuet Wah St Kwun Tong Kowloon	440,000		
Lu Bing Tian	21 Tung Yuen Street Yau Tong Bay Kowloon	440,000		
Gan Ning	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Wang Hongtao	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	800,000		
Wei Yun	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000		
Ou Haijing	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,240,000		
Tu Baiyang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Xiao Boyan	28/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Jiang Shunjian	21 Tung Yuen Street Yau Tong Bay Kowloon	440,000		
Zhong Zhiqiang	21 Tung Yuen Street Yau Tong Bay Kowloon	440,000		
Shao Zhuokun	21 Tung Yuen Street Yau Tong Bay Kowloon	200,000		
Liu Dianping	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000		
Li Jianxun	21 Tung Yuen Street Yau Tong Bay Kowloon	800,000		
Zhang Bohua	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	600,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Chiu Suk Woon	21/F Flat F Block 2 Koway Court 111 Chaiwan Rd Hong Kong	200,000		
Gao Yuan	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Ip Wing Wah	Flat D 17/F Block 1 Royal Ascot Fo Tan Shatin N.T.	400,000		
Yuen Chi Keung	1/F Flat B Fu Cheung House On Ning Road Yuen Long N.T.	50,000		
Lam Siu Kwan	Flat 06 12/F Blk D Healthy Gardens 560 King's Road Hong Kong	300,000		
Lau Yuk Ying	Flat 3 9/F Block A Yue Fai Court 45 Yue Kwong Road Aberdeen Hong Kong	38,000		
Su Manhong	23/FL Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,600,000		
Zhu Hongxia	21 Tung Yuen Street Yau Tong Bay Kowloon	240,000		
Mak Man Lee	Room 2102 Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	80,000		
Shiu Siu Tao	Flat 7B Block 20 Chi Fu Fa Yuen Pokfulam Hong Kong	100,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 3 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Liang Youpan	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,600,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000		
Wu Shanghui	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	560,000		
Tang Shouchun	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	200,000		
Tan Weiqi	15/F Yue Hing Building 101-103 Hennessy Road Wanchai Hong Kong	490,000		
Lin De Liang	28/F Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	200,000		
Wu Zhuangpeng	23/F Yue Hing Building 103 Hennessy Road Wanchai Hong Kong	700,000		
Zhang Siyuan	23/F Yue Hing Building 103 Hennessy Road Wanchai Hong Kong	490,000		
Kwok Kwai Wa	Rm 731 Lee Hang House Shun Lee Estate Kowloon	36,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 4 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Mak King Fun	Flat 5 3/F Block C Ka Yin House 3 Hin Tin Street Shatin N.T.	50,000		
Lam Sing Wah	Flat A 20/F Fu King Court 18-24 Ching Wah Street North Point Hong Kong	44,000		
Ko Yung Lai Jackie	24/F Yue Xiu Building 160 Lockhart Road Wanchai Hong Kong	420,000		
Li Suming	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	400,000		
Xie Bin	23/F Yue Xiu Bldg 160-174 Lockhart Road Wanchai Hong Kong	100,000		
Li Pui Ha	Room 2102 Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	38,000		
Cheng Lai Hung	12 Tai Man St 20th Fl Flat E Hong Kong	50,000		
Chan Ka Wai Carrie	Site 2 Blk 2 7H Whampoa Garden Hung Hom Kowloon	220,000		
Xian Rongshen	21 Tung Yuen Street Yau Tong Bay Kowloon	200,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 5 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別 Ordinary	Class類別	Class 類別
Peng Chun Sheng	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	750,000		
Lau Jin Tin Don	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	490,000		
Li Ying	26/F Yue Hing Building 103 Hennessy Road Wanchai Hong Kong	700,000		
Cheung Fei Yuet	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	290,000		
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	990,000		
Lee Ka Lun	c/o 26/F Oxford House Taikoo Place Quarry Bay Hong Kong	1,050,000		
Cheng Zhongyou	Flat A 20/F Hong Pak Mansion Parkvale Quarry Bay Hong Kong	560,000		
Zhu Shunlian	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	240,000		
Xie Shuwen	28/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 6 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Yu Tat Fung	Block F 4th Floor 38 Cloud View Road North Point Hong Kong	400,000		
	Total Shares Allotted by Class 各類股份分配總額	25,766,000		

Signed 簽名：

(Name 姓名)： (Xiao Boyan)

Director 董事 / ~~Secretary 秘書~~ *

Date 日期： 11th November, 2003

Delete whichever does not apply 請刪去不適用者

Form 表格 **SC1**

Companies Registry
公司註冊處

Return of Allotments
股份分配申報表

Company Number 公司編號: 362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
04	11	2003	to 至	26	11	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 4,091,569.2

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 21,657,401.4

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 （包括此分配） $ 622,861,791.4

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	5,500,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$2,204,400.0
Ordinary	4,030,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$1,249,300.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official 請勿填寫本欄

Your Receipt
Companies Registry
H.K.

19/12/2003 CC521030
CR No. : -362639-
Sh. Form : SC1
08 $21,658.00
---------- ---------------
TOTAL(CHQ) $21,658.00
===============

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
Ordinary	31,385,692	HK$0.10	HK$0.68	HK$0.58	HK$18,203,701.4

Consideration for which the Shares have been Allotted 分配上述股份的代價

Consideration of HK$21,342,270.6 in satisfaction of the consideration for the acquisition of a 98.126% interest in Guangzhou City Construction & Development Homecity Supermarket Ltd.

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別 Ordinary	Class類別	Class 類別
Bosworth International Limited	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	31,385,692		
Chan Ka Wai Carrie	Site 2 Blk 2 7H Whampoa Garden Hung Hom Kowloon	250,000		
Tse Kin Sui	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	400,000		
Shiu Siu Tao	Flat 7B Block 20 Chi Fu Fa Yuen Pokfulam Hong Kong	200,000		
Ge Sui Jian	6/F 21 Tung Yuen Street Yau Tong Bay Kowloon	490,000		
Liang Youpan	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,200,000		
Xie Jielin	Flat A 20/F Block 2 15 Hoi Kwong Street Quarry Bay Hong Kong	200,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別 Ordinary	Class類別	Class 類別
He Yong Liang	28th Floor Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	200,000		
Feng Zhidong	28th Floor Seabright Plaza 9-23 Shell Street North Point Hong Kong	240,000		
Cao Hui Li	21 Tung Yuen Street Yau Tong Bay Kowloon	200,000		
Mo Yutong	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	1,450,000		
Wu Yukang	Rm 2102 Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	560,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	590,000		
Zhang Ximing	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Feng Xiaoming	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000		
Kang Siping	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	700,000		
Xiong Xueqin	Block H1 2/F Hong Ning Mansion 56 Tung Ming Street Kwun Tong Kowloon	800,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 2 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別 Ordinary	Class類別	Class 類別
Liu Ning	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Chiu Suk Woon	21/F Flat F Block 2 Koway Court 111 Chaiwan Rd Hong Kong	150,000		
Qiao Chenggang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Zhu Fuquan	21 Tung Yuen Street Yau Tong Bay Kowloon	200,000		
	Total Shares Allotted by Class 各類股份分配總額	40,915,692		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書 *

Date 日期： 15th December, 2003

**Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

09	12	2003	to 至	31	12	2003
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 2,010,000.0

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] $ 6,082,896.0

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ 624,871,791.4
累積繳足股款總額 (包括此分配)

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已/應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	1,620,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$649,296.0
Ordinary	480,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$148,800.0
Ordinary	18,000,000	HK$0.10	HK$0.3936	-	HK$0.2936	HK$5,284,800.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

17/01/2004 DD528212
CR No. : -362639-
Sh. Form : SC1
08 $6,083.00

TOTAL(CHQ) $6,083.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別 Ordinary	Class類別	Class 類別
Wong Tin Hau	Flat H 5/F Tower 3 Tai Hing Gardens Phase 2 Tuen Mun N.T.	140,000		
Zhang Qingzhi	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	490,000		
Chen Cian	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	800,000		
Liu Ning	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	150,000		
He Yong Liang	28th Floor Seabright Plaza Nos 9-23 Shell Street North Point Hong Kong	250,000		
Ieong Choi Va	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	50,000		

Return of Allotments

Company Number 公司編號

股份分配申報表

362639

Continuation Sheet no. 1 to Form SC1

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	12,000,000		
Choi Kwong	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	140,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	6,000,000		
Wong Yan Kit	Flat B 16/F Mainway Court 16-33 Kwong Wah Street Mongkok Kowloon	80,000		
	Total Shares Allotted by Class 各類股份分配總額	20,100,000		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書*

Date 日期： 12th January, 2004

*Delete whichever does not apply 請刪去不適用者

CR

Companies Registry
公司註冊處

Form 表格 **SC1**

Return of Allotments
股份分配申報表

Company Number 公司編號

362639

1 **Company Name** 公司名稱

Guangzhou Investment Company Limited
越 秀 投 資 有 限 公 司

2 **Date(s) of Allotment** 分配日期 (Note 註 2)

08	01	2004	to 至	12	01	2004
DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年

3 **Totals of this Allotment** 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) $ 4,727,400.0

Premium Amount Paid and Payable **[(A) + (B)]** 已繳及應繳的溢價總額 **[(A) +(B)]** $ 13,988,236.0

4 **Cumulative Total of Paid-up Capital** (Including this Allotment) $ 629,599,191.4
累積繳足股款總額 (包括此分配)

5 **Shares Allotted for Cash** 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable **(A)** 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary	174,000	HK$0.10	HK$0.8140	-	HK$0.7140	HK$124,236.0
Ordinary	300,000	HK$0.10	HK$0.5008	-	HK$0.4008	HK$120,240.0
Ordinary	200,000	HK$0.10	HK$0.4100	-	HK$0.3100	HK$62,000.0
Ordinary	46,600,000	HK$0.10	HK$0.3936	-	HK$0.2936	HK$13,681,760.0

Presenter's Name and Address
提交人的姓名及地址

Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai Hong Kong

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

10/02/2004 BB479702
CR No. : -362639-
Sh. Form : SC1
08 $13,989.00
TOTAL(CHQ) $13,989.00

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

6 Shares Allotted for other than Cash 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面値	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
-					

Consideration for which the Shares have been Allotted 分配上述股份的代價

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Li Kuanglun	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	300,000		
Wu Zhang	26/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	174,000		
Wu Zhiming	24/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	11,800,000		
Wang Yongguang	23/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	11,800,000		
Yu Tat Fung	Block F 4th Floor 38 Cloud View Road North Point Hong Kong	200,000		

Return of Allotments

股份分配申報表

Company Number 公司編號

362639

Continuation Sheet no. 1 to Form SC1

7 Details of Allottees 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class類別	Class類別	Class 類別
		Ordinary		
Lao Zhuoqun	25/F Yue Xiu Building 160-174 Lockhart Road Wanchai Hong Kong	23,000,000		
	Total Shares Allotted by Class 各類股份分配總額	47,274,000		

Signed 簽名：

(Name 姓名)： (Wong Chi Keung) Date 日期： 2nd February, 2004

~~Director 董事~~ / Secretary 秘書 *

**Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

Form 表格 **SC5**

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

362639

1 Company Name 公司名稱

Guangzhou Investment Company Limited

2 Number of shares allotted as fully or partly paid up otherwise than in cash 以非現金繳付全部或部分股款而分配的股份數目	31,385,692
3 Class of shares 股份類別	Ordinary
4 Nominal amount of each share 每股的面額	$0.10
5 Amount to be considered as paid up on each share otherwise than in cash 每股被視爲以非現金繳付股款的款額	$0.68
6 If the consideration for the allotment of such shares is services, or any consideration other than that mentioned below in Section 7, state the nature of such consideration and the number of shares so allotted 如分配此等股份的代價爲服務，或爲下文第 7 項所述的代價以外的任何代價，則須述明該項代價的性質，以及如此分配的股份的數目	31,385,692 shares have been issued credited as fully paid up to Bosworth International Limited, a wholly-owned subsidiary of Yue Xiu Enterprises (Holdings) Limited, in satisfaction of the consideration for the acquisition of a 98.126% interest in Guangzhou City Construction & Development Homecity Supermarket Ltd.

Presentor's Name and Address
提交人的姓名及地址
Guangzhou Investment Company Limited
24/F Yue Xiu Building
160-174 Lockhart Road
Wanchai, Hong Kong

For Official Use
請勿填寫本欄

收件日期 RECEIVED
19-12-2003
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

362639

7 **If the allotment is made in satisfaction or part satisfaction of the purchase price of property, give the description of the property and full particulars of the manner in which the purchase price is to be satisfied :**
如作出的分配是爲了清償或部分清償財產的買價，請述明該項財產以及提供清償買價的方式的詳情：

(1) Brief description of property
財產的簡述

N/A

(2) Purchase price
買價

(a) Total amount of consideration as paid on ________ shares allotted otherwise than in cash
以非現金繳付股款而分配的 ________ 股所付代價的總款額

$N/A

(b) Cash
現金

$N/A

(c) Amount of debt released or liabilities assumed by the purchaser (including mortgages; on property acquired)
購買人所解除的債項或所承擔的債務的款額（包括按揭；有關所收購財產的債項或債務）

$N/A

Total purchase price
總買價

$N/A

8 **Breakdown of the total purchase price of the property which is the subject of the sale :**
有關所售賣的財產的總買價的細目分類：

(1) Legal estates in freehold property and fixed plant and machinery and other fixtures thereon (Where such properties are sold subject to mortgage, the gross value should be shown.)
永久業權財產的法定產業權及在永久業權財產上的固定工業裝置及機械及其他固定裝置（凡該等財產是在按揭的規限下出售，應列明總價值。）

$N/A

(2) Legal estates in leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.)
批租土地財產的法定產業權（凡該等財產是在按揭的規限下出售，應列明總價值。）

$N/A

(3) Fixed plant and machinery on leasehold property (including tenants', trade, and other fixtures)
批租土地財產上的固定工業裝置及機械（包括租戶的固定工業裝置及機械、經營及其他固定裝置）

$N/A

Particulars of a Contract relating to Shares
與股份有關的合約的細則

Company Number 公司編號

362639

(4) Equitable interests in freehold or leasehold property (Where such properties are sold subject to mortgage, the gross value should be shown.) 永久業權財產或批租土地財產的衡平法權益(凡該等財產是在按揭的規限下出售,應列明總價值。)	$N/A
(5) Loose plant and machinery, stock-in-trade, and other chattels (excluding plant and machinery which was not in an actual state of severance on the date of the sale) 活動工業裝置及機械、商品存貨及其他實產(不包括在出售日期並非處於實際分割狀態的工業裝置及機械)	$N/A
(6) Goodwill and benefit of contracts 商譽及合約的利益	$N/A
(7) Patents, designs, trade marks, licences, copyrights, etc. 專利、設計、商標、特許、版權等	$N/A
(8) Book and other debts 帳面債項及其他債項	$N/A
(9) Cash in hand and at Bank on current account, bills, notes, etc. 手頭現金及銀行來往帳內的現金、匯票、票據等	$N/A
(10) Cash on deposit at Bank or elsewhere 存放於銀行或其他地方的現金	$N/A
(11) Shares, debentures and other investments 股份、債權證及其他投資	$N/A
(12) Other property, viz. ______ 其他財產,即 ______	$N/A
Total Purchase Price 總買價	$N/A

Signed 簽名 : [signature]

(Name 姓名) : (Wong Chi Keung)

~~Director 董事~~ / Secretary 秘書 *

Date 日期 : 12th December, 2003

* *Delete whichever does not apply* *請刪去不適用者*

越秀投資有限公

GUANGZHOU INVESTMENT COMPAN

(Incorporated in Hong Kong with limited liabil

04 MAR -3 AM 7:21

Interim Results For the Six Months Ended 30th

RESULTS

The directors of Guangzhou Investment Company Limited (the "Company") announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th June 2003 as follows:—

	Note	Unaudited Six months ended 30th June 2003 HK$'000	As restated (Note 1) 2002 HK$'000
Turnover	2	1,662,046	1,544,748
Cost of sales		(1,159,618)	(1,050,430)
Gross profit		502,428	494,318
Other revenues		18,426	20,089
Selling and distribution expenses		(63,664)	(45,262)
Administrative expenses		(168,959)	(266,330)
Other operating income, net		35,070	18,038
Loss on deemed disposal of a subsidiary		(62,998)	(2,261)
Operating profit before provision for impairment	3	260,303	218,592
Provision for impairment of interests in property development projects		—	(9,881)
Profit from operations		260,303	208,711
Finance costs		(112,819)	(85,973)
Share of profits/(losses) of			
– Jointly controlled entities		(10,215)	(18,793)
– Associated companies		85,730	61,487
Profit before taxation		222,999	165,432
Taxation	4	(38,881)	(37,189)
Profit after taxation		184,118	128,243
Minority interests		(75,975)	(112,914)
Profit attributable to shareholders		108,143	15,329
Interim dividend		49,257	—
Basic earnings per share	5	1.768 cents	0.382 cent
Fully diluted earnings per share	5	1.752 cents	0.378 cent
Interim dividend per share		0.8 cent	—

Notes:

1 **Basis of preparation and accounting policies**

These unaudited consolidated condensed interim accounts are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants.

The accounting policies and methods of computation used in the preparation of these condensed accounts are consistent with those used in the annual accounts for the year ended 31st December 2002 except that the Group has changed its accounting policy following its adoption of SSAP 12 (revised) "Income Taxes" issued by the Hong Kong Society of Accountants which is effective for accounting periods commencing on or after 1st January 2003.

In prior year, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the SSAP 12 (revised) represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

Under SSAP 12 (revised), the difference between the carrying amount of a revalued asset and its tax base is a temporary difference which gives rise to a deferred tax liability. Upon adoption of the SSAP 12 (revised) from 1st January 2003, the fair value of subsidiaries acquired and the associated negative goodwill arising from the acquisitions were adjusted accordingly.

Opening balance of negative goodwill at 1st January 2003 has been reduced by HK$1,706 million and opening retained profits at 1st January 2002 and 2003 have been reduced by HK$282 million and HK$291 million respectively, which represent the unprovided net deferred tax liabilities. This change has resulted in an increase in deferred tax assets and deferred tax liabilities at 31st December 2002 by HK$113 million and HK$2,110 million, respectively. The profit and amount credited to equity for the six months ended 30th June 2003 have been increased by HK$29 million and HK$27 million respectively.

2 **Turnover and segment information**

The Group is principally engaged in development, operation and management of toll highways and bridges, development, selling and management of properties and holding of investment properties, manufacturing and trading of newsprint, corrugated paper, cement and ready-mixed concrete (a discontinued operation). Turnover and segment results for the period are as follows:

Primary reporting format — business segments

For the six months ended 30th June 20
period, Cement Sub-group's cash inflo
HK$16 million and cash outflow from
Jin Peng and China ITI during the six

Secondary reporting format — geographical segments

... were not of a sufficient size to be disclosed separately.

	Six months ended 30th June Turnover 2003 HK$'000	2002 HK$'000
Hong Kong	58,800	260,915
China	1,602,627	1,282,420
Others	619	1,413
	1,662,046	1,544,748

3 **Operating profit before provision for impairment**

Operating profit before provision for impairment is stated after crediting and charging the following:

	Six months ended 30th June 2003 HK$'000	2002 HK$'000
Crediting		
Amortisation of negative goodwill	109,007	—
Gain on partial disposal of a jointly controlled entity	—	6,240
Gain on disposal of fixed assets	821	—
Charging		
Cost of inventories sold	1,078,675	944,863
Depreciation:		
Owned fixed assets	57,325	98,519
Leased fixed assets	13	238
Amortisation of interests in toll highways and bridges	38,959	37,874
Amortisation of development costs	—	318
Amortisation of goodwill	3,557	1,240
Loss on disposal of fixed assets	—	1,255

4 **Taxation**

(a) Hong Kong profits tax has been provided at the rate of 17.5 per cent (2002: 16 per cent) on the estimated assessable profit for the period. In 2003, the government enacted a change in the profits tax rate from 16 per cent to 17.5 per cent for the fiscal year 2003/2004. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

(b) The amount of taxation charged to the condensed consolidated profit and loss account represents:

	Six months ended 30th June 2003 HK$'000	As restated 2002 HK$'000
Hong Kong profits tax	3,245	3,660
Overseas taxation		
- Current	58,580	24,780
- Overprovision in prior years	—	(4,500)
Deferred taxation in relation to the origination and reversal of temporary differences	(28,620)	5,692
	33,205	29,632
Share of taxation attributable to:		
Jointly controlled entities	761	1,059
Associated companies	4,915	6,498
	38,881	37,189

5 **Earnings per share**

The calculation of basic and fully diluted earnings per share is based on the Group's profit attributable to shareholders of HK$108,143,000 (2002 as restated: HK$15,329,000) and the weighted average number of 6,118,305,482 (2002: 4,009,989,359) ordinary shares in issue during the period.

The calculation of fully diluted earnings per share is based on 6,118,305,482 (2002: 4,009,989,359) ordinary shares which is the weighted average number of ordinary shares in issue during the period plus the weighted average of 52,880,490 (2002: 43,975,593) ordinary shares deemed to be issued at no consideration if all outstanding options have been exercised.

The outstanding convertible bonds of the Company have not been taken into account for the purpose of calculation of the diluted earnings per share as the exercise of the outstanding convertible bonds would have an anti-dilutive effect. All outstanding convertible bonds of the Company were redeemed on 31st July 2003.

The Group is organised mainly in Hong Kong and the Mainland of China ("China") into four main business segments:

— Properties - development, selling and management of properties and holding of investment properties
— Toll operations - development, operation and management of toll highways and bridges
— Paper - manufacturing and selling of newsprint and corrugated paper
— Cement - manufacturing and selling of cement and ready-mixed concrete (a discontinued operation as detailed in note below).

Other operations of the Group mainly comprise investment holding and high technology business (a discontinued operation as detailed in note below), neither of which are of a sufficient size to be reported separately.

There are no sales between the business segments.

Secondary reporting format — geographical segments

The Group's four business segments are mainly managed in Hong Kong and China:

Hong Kong — properties and cement (a discontinued operation)
China — properties, paper, toll operations and cement (a discontinued operation)
Others — properties

There are no sales between the geographical segments.

Primary reporting format — business segments

Six months ended 30th June

	Properties		Toll operations		Paper		(Discontinued operation) Cement (*Note*)		Other operations		Group	As restated
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Turnover	986,795	304,298	191,580	173,883	483,671	539,585	—	525,058	—	1,924	1,662,046	1,544,748
Segment results	222,592	29,918	86,897	87,166	20,283	35,345	—	71,020	6,455	(3,321)	336,227	220,128
Interest income											6,383	6,911
Unallocated operation costs											(19,309)	(16,067)
Loss on deemed disposal of a subsidiary											(62,998)	(2,261)
Finance costs											(112,819)	(85,973)
Share of profits less losses of:												
Jointly controlled *entities*	—	(59)	(10,215)	(24,843)	—	—	—	6,109	—	—	(10,215)	(18,793)
Associated companies	(1,711)	4,972	87,441	68,202	—	—	—	—	—	(11,687)	85,730	61,487
Profit before taxation											222,999	165,432
Taxation											(38,881)	(37,189)
Profit after taxation											184,118	128,243
Minority *interests*											(75,975)	(112,914)
Profit attributable to shareholders											108,143	15,329

Note:

On 20th December 2002, the Group completed the Very Substantial Acquisition as set out in the circular to shareholders dated 31st *December 2001*. The transaction involved the acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited and 49 per cent interest in Super Gain Development Limited, being a *51 per cent subsidiary* prior to the acquisition, for a total consideration of approximately HK$4,983 million (collectively the "Transaction"). For accounting purposes, the market price of the Company's shares as at the transaction date was used in the books of account for the Transaction and the consideration was accordingly recorded as HK$4,544 million.

The consideration of the Transaction was satisfied by (i) HK$2,000 million in cash; (ii) HK$970 million by way of allotment and issuance of 2,107,688,555 shares of the Company at HK$0.46 each to Yue Xiu Enterprises (Holdings) Limited ("Yue Xiu"), a substantial shareholder of the Company; and (iii) *HK$1,574 million by way of disposals* of the Group's entire interests in China Century Cement International Limited ("Cement Sub-group"), 36.84 per cent effective interest in Jin Peng Group Company Limited ("Jin Peng"), 46.7 per cent effective interest in China Information Technology Industry Co. Ltd. ("China ITI") and assignment of shareholders' loan totalling HK$886 million due *from Cement Sub-group*, Jin Peng and China ITI to Yue Xiu. The cement and high technology business segments therefore became discontinued operations.

ANALYSIS OF RESULTS

In spite of *disposal of the non-core cement* business in 2002, the Group's turnover in the first half of 2003 increased by 8 per cent to HK$ 1,662,046,000 when compared with the same period of 2002 primarily due to acquisition of the entire interest in Guangzhou Construction & Development Holdings (China) Limited ("GCD").

The outbreak of SARS did not pose substantial negative effect to the Group's performance. Turnover of property sales and rental income in China increased by 230 per cent and 608 per cent to HK$772,982,000 and HK$84,864,000 respectively as a result of substantially larger sales and rental area from consolidating six months' turnover of GCD. Turnover of the Group's toll road business also rebounded by 10 per cent to HK$191,580,000 in the first half of 2003 as the negative factor of traffic diversion by other new roads has eased. However, lower international *newsprint price reduced turnover* of the Group's newsprint business by 10 per cent to HK$483,671,000.

Both property and toll road businesses achieved increase in gross profit in the first half of 2003. Total gross profit of the Group amounted to HK$502,428,000 and increased by 2 per cent despite higher cost of raw material in the newsprint business.

Selling expenses increased by 41 per cent to HK$63,664,000 primarily due to increased selling expenses of newsprint business *as a result of intensified* competition. However, administrative expenses decreased substantially by 37 per cent to HK$168,959,000 due to stringent cost control in all the three businesses. Consequently, operating profit of the Group also increased substantially by 25 per cent to HK$260,303,000 despite increase in loss on deemed *disposal of a subsidiary* caused by the exercise of GZI Transport Limited share options.

Due to increase in bank borrowings as compared to same period of last year, finance costs in first half of 2003 increased by 31 per cent to HK$112,819,000.

The increase in share of profit of associated companies by 39 per cent to HK$85,730,000 was mainly attributable to higher profit contributed by the associated companies of GZI Transport Limited. Share of losses of *jointly controlled entities* decreased by 46 per cent to HK$10,215,000 mainly due to reducing loss incurred by Guangzhou Northern Second Ring Expressway, whose traffic volume level doubled in the period.

Taxation increased by 5 per cent to HK$38,881,000 due to higher pre-tax profit.

Minority interests decreased by 33 per cent to HK$75,975,000 mainly due to disposal of cement and high technology businesses, lower profit contributed by newsprint business and higher stake owned by the Group in the property *business*.

For the first half of 2003, the Group's profit attributable to shareholders and basic earnings per share increased significantly to HK$108,143,000 and 1.768 cents respectively (2002 as restated: profit attributable to shareholders of HK$15,329,000 and basic earnings per share of 0.382 cent).

INTERIM DIVIDEND

The Board of Directors has resolved to declare an interim *dividend for* 2003 of 0.8 cent (2002: *nil*) *per* share payable on 10th November 2003 to shareholders whose names appear on the register of members on 31st October 2003. Interim dividend pay out ratio will be 45.5 per cent.

BUSINESS REVIEW

Guangzhou property market has seen healthy development without overheating

As a result of urbanization and growth of the middle class, increasing *number of university graduates coming* from northern China live and work in Guangzhou. Coupled with rising demand from local residents and upgrading *needs*, property market in the first half of 2003 continued to expand steadily. Total private residential units of the ten districts in Guangzhou amounted to 3.67 million sq. meters, and decreased by 8.3 per cent over the *same period* of last year. However, demand in terms of transaction area, increased by 5.4 per cent to 4.47 million sq. meters. *Consequently*, outstanding stock continued to fall substantially by 16 per cent to 4.20 million sq. meters. Average selling price was RMB4,452 per sq. meter, which was similar to levels of last year and there was no signs of overheating.

In the first half of 2003, the secondary market *of the ten districts in Guangzhou* continued to expand. Area sold has reached 2.67 million sq. meters with average selling price of RMB2,809 per sq. meter. Capacity of the secondary market, in terms of the transacted value, increased to 38 per cent of the primary market, which will in turn facilitate upgrading and expansion of the primary market.

Land resources increased sharply upon the acquisition of Guangzhou Construction:

Upon the acquisition of a majority interest *in the assets of Guangzhou City Construction & Development* Holdings Limited ("Guangzhou Construction"), the Group's land resources of different types increased sharply on an across the board basis.

4

III. (1)-(5)

Pre-sales and sales in the first half of 2003 year increased by 291 per cent to 133,000 sq. meters when compared with the same period of last year. Major projects for sale included Hong Cheng Garden, Hua Cheng Mansion, Ming Ya Garden, Fortune Square, Galaxy City, Jiangnan New Mansion, Tong De Garden, Run Hui Building, Wen De Ya Xuan and Romantic Garden. These projects are of high quality and balanced mix. For example, Jiangnan New Mansion in Haizhu District with a total gross floor area of 400,000 sq. meters is located on top of a Guangzhou metro station and is easily accessible. Galaxy Garden of Zhujiang Xincheng is awarded "the Top Ten Best District". Owing to expansion of state-owned financial institutions, purchase and renting of Fortune Square, an office building in Tianhe District, by institutional customers was also very active. Sales of luxury houses such as Hong Cheng Garden and Hua Cheng Mansion in Er Sha Island were robust. There is also strong demand for budget housing in Run Hui Building and Wen De Ya Xuan. Overall, sales ratio for the ten major projects launched in the first half of the year exceeded 60 per cent and contributed directly to the Group's earnings in the first half of 2003.

Moreover, the actual rental areas of properties have also increased sharply to 268,200 sq. meters. Major projects including City Development Plaza and White Horse Commercial Building, Guangzhou Sports Stadium, Jin Han Building, Xiangkang Commercial Plaza, City Construction Tower and Guang Yuan Cultural Centre. The rental portfolio is diversified in grades, locations and land use and covered Grade A offices, prime shopping malls, shops in residential complexes and car parks. The properties in Guangzhou generated a steady rental income of HK$85 million in the first half of 2003.

In the first half of 2003, property under construction also increased 720 per cent to 1,430,000 sq. meters, and will be completed in 2003, 2004 and 2005 respectively, of which 85 per cent is residential properties. This will underpin earnings growth in the coming three years.

Furthermore, land bank held for medium term development has also sharply increased to 6,800,000 sq. meters, the bulk of which is situated in Nansha. Nansha is located at the southern side of Guangzhou and the centre of the Pearl River Delta. It has an area of 280 sq. kilometers and will be developed into an industrial, logistic, commerce and trading, shipping and high technology center. Nansha, which targets residential and new enterprises functions, will be developed into a new city to accommodate a population of up to one million. Its potential is comparable to Pudong of Shanghai or Yokohama in Tokyo. Expressways including the Eastern Expressway and the Central Expressway linking Guangzhou and Nansha are under construction. Upon completion, traveling time from Guangzhou to Nansha will be reduced from 45 minutes to 30 minutes. In addition, light railway from Panyu and Guangzhou Metro Line Number 4 will also be extended to Nansha. Construction of these infrastructure is scheduled to be completed in 2006. A new pier for ferries serving Nansha and Hong Kong is under construction. Upon completion, journey from Nansha to Hong Kong will only take 75 minutes. Although the plot in Nansha is a medium term project, its land value has increased by nearly 100 per cent in 2002. The Group will form joint ventures and invests by stages in order to realize profits faster.

Brand name effect and market positioning

Apart from expanding land resources, Guangzhou Construction is also a well known property brand in the Guangzhou market with over 20 years of extensive experience in real estate development. It has established related ancillary companies covering functions such as design, supervision, sales, property agency and management, and can effectively control major segments in the property development process. Its financial position is sound, and has been accredited as the number one in integrated capability of property development in Guangzhou many times. The awards it has received over the years included number one of the top ten group companies in the development, construction and investment of real property in Guangzhou in 2001, one of the "Ten most popular developers" in 2002, the first and second "Top twenty enterprises in property development and credibility" and the "Observe contracts and keeps promises enterprises" award.

To capitalize on the brand name of Guangzhou Construction, the positioning of the Group's real estate business will focus on the development and sales of medium-priced residential properties ranging from RMB5,500 to RMB6,500 per sq. meter. The Group will also selectively develop premium offices, shopping malls and residential properties for lease and sales. Land banks in urban area will be given priority of development while those in the suburb will be for the medium term. Leveraging on a sizable portfolio of rental properties and land banks, the Group is able to achieve the dual objective of high growth with a steady stream of income.

Changes in banks' credit policies and government's land sale policy in 2003

In mid-June this year, the People's Bank of China announced that that bank credit policy for the real estate business should be adjusted. Banks should target those enterprises which have higher credit standing in property development without defaulting record. Loans should be mainly provided to residential projects which are affordable to families of medium to low income. Loans for developing large size, high-end residential projects and villas should be limited and no loans in any form shall be granted to projects without land use right certificates, land use planning permits, engineering planning permits and construction permits. Granting of loans as working capital or in other forms is also strictly prohibited. In 2003, the Guangzhou Municipal People's Government also announced that no more land will be granted for the development of villas. Moreover, land transactions in the secondary market must be made public with sales to bidders of the highest bidding prices. Land premiums must be fully paid prior to the transfer of land.

The objective of these measures is to increase the entry barrier for real estate developers, so as to better regulate the market and enhance its transparency. As the real estate market in China differs tremendously from region to region, banks in different provinces are in the process of drafting their credit policy in detail. The specific measures are yet to be announced. As there is no overheating in the Guangzhou property market, it is believed that adjustment in credit policy will not affect the market adversely. Instead, market development may become healthier in the future, which may be more favourable to the Group. After the acquisition of Guangzhou Construction, the Group's brand name, credibility and quality are of a first tier developer, and is expected to be continuously supported by banks.

Other businesses: Toll road earnings recovered while newsprint business continued to see cyclical adjustment

During the first half of 2003, performance of GZI Transport Limited ("GZI Transport"), the toll road subsidiary of the Company, rebounded substantially as the negative factors in 2002 such as traffic diversion by other new roads, Guangzhou Northern Second Ring Expressway recorded losses in the first year of its operation, and ending of the tax holiday of certain toll road project have all been eased. GZI Transport recorded 45 per cent increase in profit attributable to shareholders of HK$ 113,081,000 during the period and satisfactory performance is expected in the second half of the year.

Guangzhou Paper Co., Ltd. ("Guangzhou Paper") continued to maintain one of the biggest market shares in the domestically produced newsprint market. However, owing to lower international newsprint price and expansion of capacity in China, Guangzhou Paper faced a challenging environment during the first half of the year.

In the first half of 2003, Guangzhou Paper sold 122,200 tonnes of newsprint, which decreased by 0.5 per cent compared with the same period last year. Average newsprint price was down by 6.2 per cent to RMB4,032 per tonne but the prices of raw materials such as wood and imported waste paper increased and resulted in a lower gross margin. However, by implementing stringent cost control measures such as downsizing and early repayment of bank loans, administrative and finance costs was reduced and considerably offset part of the increases in raw material cost.

Looking forward to the second half of 2003, the Group expects the newsprint market will remain competitive in China. However, with rising raw material costs, price of newsprint may stabilize in the second half of the year. Guangzhou Paper is planning to explore new regional markets in Eastern and Western China to increase sales volume.

FUTURE STRATEGY AND PROSPECTS

Upon the acquisition of Guangzhou Construction, both land resources and operation strengths of the Group have been greatly augmented. Moreover, the Group and Guangzhou Construction are highly complementary to each other as the Group has funding sources from both Hong Kong and the Mainland of China, which favours the capital intensive real estate business, whereas Guangzhou Construction is a well know property brand name in Guangzhou. It has a diversified portfolio comprising properties for sale, for rental, under construction and land bank, at the high, medium and mass market. It is also one of the few real estate developers in the industry which has a steady stream of rental income and a sizable land bank. It has also established teams of project development, property management and agency services with abundant experience professionals. The Group's focus for the year is to adjust and strengthen its business model to shorten the construction and sales cycle so as to realize the synergies between the Group and Guangzhou Construction and enhance return on net assets.

Upon the acquisition of Guangzhou Construction, the business structure of the Group has become more focused with real estate business amounts to approximately 80 per cent of its net assets. Its business strategy will center on real estate development in Guangzhou. Non-core business will be gradually divested in due course.

Looking ahead, the economic environment in the Pearl River Delta is very favourable. GDP of Guangzhou has been growing at over 10 per cent annually. With growing urbanization and expansion of the middle class, the population of Guangzhou, including the local and the immigrants from other provinces, will grow over 10 million. Coupled with upgrading needs, sales of residential properties has been continuously rising over the past few years. Upon Hong Kong having signed the Closer Economic Partnership Arrangement (CEPA) with China in July, a large number of service enterprises will come to Guangdong as harbingers. The proposed construction of the Hong Kong/Macau/Zhuhai Bridge will further speed up the interactive development between the Pearl River Delta, Guangzhou and Hong Kong. Although the impact of tightening credit imposed by the People's Bank of China is yet to be observed, it is believed that it will not create adverse effects as there is no overheating in the Guangzhou property market. The Group is optimistic about the development of its business in the years ahead.

AUDIT COMMITTEE

The unaudited interim accounts for the six months ended 30th June 2003 had been reviewed by the Audit Committee.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Wednesday, 29th October 2003 to Friday, 31st October 2003, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company's Share Registrar, Abacus Share Registrars Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on Tuesday, 28th October 2003.

DISCLOSURE OF INFORMATION ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed interim results announcement for the six months ended 30th June 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By order of the Board
Ou Bingchang
Chairman

Hong Kong, 10th September 2003

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT

This announcement is made in relation to the recent increases in the price and trading volume of the shares of Guangzhou Investment Company Limited. **Shareholders and investors are advised to exercise caution in dealing in the shares of Guangzhou Investment Company Limited.**

The Board of Directors of Guangzhou Investment Company Limited (the "Board")(the "Company") has noted the recent increases in the price and trading volume of the shares of the Company.

Unless otherwise stated in this announcement, terms defined in the press announcement issued by the Company dated 20th December 2002 ("2002 Announcement") shall have the same meanings when used herein.

Reference is made to the 2002 Announcement, regarding, among other things, completion of the very substantial acquisition and connected transaction in relation to the acquisition of a 100% interest in Guangzhou Construction & Development Holdings (China) Limited and a 49% interest in Super Gain Development Limited and disposals of cement and ready-mixed concrete manufacturing and hi tech related businesses while the Pending Entities shall not be injected for that time being into the Guangzhou Construction BVI Group until approvals from the relevant government authorities or the relevant consents have been obtained. Guangzhou City Construction & Development Homecity Supermarket Ltd. ("Pending Entity 1") has recently obtained all the necessary approvals from the relevant PRC government authorities. The Company intends to complete the injection of Pending Entity 1 after a proper legal opinion and the approval of the Board have been obtained and currently expects completion to be within November 2003. The Company confirms that the remaining two Pending Entities shall not be injected as approvals from the relevant government authorities or the relevant consents have not been obtained. The injection of the Pending Entities have been approved by the Independent Shareholders at the EGM held on 17th January 2002. However, the injection has not been completed pending approvals from the relevant government authorities or consents from the relevant parties. Further announcement will be made upon completion of injection of Pending Entity 1.

Having confirmed with all the directors of the Company, the Company confirms that Mr. Xiao Boyan, a director of the Company, disposed 200,000 shares of the Company on 3rd November 2003 on market, representing 0.003% of the Company's issued share capital, at HK$0.90 per share which represents a discount of 4.26% to the closing price of HK$0.94 on 3rd November 2003. The shareholding of Mr. Xiao Boyan decreased from 0.011% to 0.008% immediately after the disposal. Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Shareholders and investors are advised to exercise caution in dealing in the shares of the Company.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 3rd November 2003

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

Completion of the acquisition of 廣州城建開發宏城連鎖超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.)

SUMMARY:

As confirmed by the Company's PRC legal adviser, all requisite approvals (including the issuance of business licence and necessary registrations by the relevant PRC government authorities) in connection with the acquisition of a 98.126% interest (the "Supermarket Interest") in 廣州城建開發宏城連鎖超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.) have been obtained. Accordingly, the Supermarket Interest was injected into Guangzhou Construction BVI Group. In satisfaction of the consideration of about HK$21.34 million, the Board has approved the allotment and issuance of 31,385,692 Additional Adjusted Consideration Shares to Yue Xiu and/or its nominee(s) on 11th November, 2003, representing about 0.51% of the issued share capital of the Company and about 0.50% of the enlarged issued share capital of the Company immediately after the issuance of the Additional Adjusted Consideration Shares.

The Board has also resolved that given the relevant government authorities' approvals or consents from the Chinese parties cannot be obtained, the Company would not proceed with the acquisition of interests in 廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.) and 廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.).

BACKGROUND

Reference is made to the Company's announcements dated 10th December, 2001, 17th January, 2002, 27th March, 2002, 27th June, 2002, 29th August, 2002 , 20th December, 2002 and 3rd November, 2003 (together the "Announcements") and the circular dated 31st December, 2001 (the Circular") in relation to the Proposed Transactions. Unless otherwise stated, capitalised terms used herein shall have the same meaning as in the Announcements and the Circular.

On 20th December, 2002, it was announced by the Company that all the conditions for Completion have been fulfilled or waived and that the completion of the Proposed Transactions took place on the same date (i.e. 20th December, 2002).

However, (1)廣州城建開發宏城連鎖超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.), (2)廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.) and (3)廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.), together being the Pending Entities, were not injected into the Guangzhou Construction BVI Group on 20th December, 2002 as the approvals from the relevant government authorities or the relevant consents were still pending.

Pending Entity 1 廣州城建開發宏城連鎖超級市場有限公司, as stated in the Company's announcement dated 20th December, 2002, is the same as the business entity referred to as 廣州市城建開發宏城連鎖超市有限公司 on page 127 of the Circular and the correct name of this entity is 廣州城建開發宏城連鎖超級市場有限公司.

At completion of the Proposed Transactions,Yue Xiu and the Company agreed that for the Pending Entity(ies), completion will be postponed until the relevant government authorities' approval or the relevant consent shall be obtained within 3 months from the date of Completion or such other date as the Company may agree, and up to an aggregate of 44,566,587 Additional Adjusted Consideration Shares at the issue price of HK$0.68 per Share shall be allotted and issued to Yue Xiu and/or its nominee(s) for the injection of the Pending Entities. The injection of the Pending Entities has been approved by the Independent Shareholders at the EGM held on 17th January, 2002. The Company has further extended the date for completion of the Pending Entities from 20th March, 2003 to 20th December, 2003.

On 13th December, 2002, the Stock Exchange granted its conditional approval for the listing of and permission to deal in the Adjusted Consideration Shares and Additional Adjusted Consideration Shares. 31,385,692 Additional Adjusted Consideration Shares are now allotted and issued and Yue Xiu and the Company have agreed that sale and purchase of interests in the other 2 Pending Entities will not be completed as the necessary approvals or consents cannot be obtained, accordingly, no further Additional Adjusted Consideration Shares will be allotted and issued.

COMPLETION OF THE ACQUISITION OF GUANGZHOU CITY CONSTRUCTION & DEVELOPMENT HOMECITY SUPERMARKET LTD.

The Board is pleased to announce that as confirmed by its PRC legal advisers, all requisite approvals (including the issuance of business licence of 廣州城建開發宏城連鎖超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.) and necessary registrations by the relevant PRC government authorities) in connection with the acquisition of a 98.126% interest (the "Supermarket Interest") in 廣州城建開發宏城連鎖超級市場有限公司 (Guangzhou City Construction & Development Homecity Supermarket Ltd.) have been obtained. Accordingly, the Supermarket Interest was injected into Guangzhou Construction BVI Group. In satisfaction with the consideration of about HK$21.34 million, the Board has approved the allotment and issuance of 31,385,692 Additional Adjusted Consideration Shares based on the issue price of HK$0.68 per Share to Yue Xiu and/or its nominee(s) on 11th November, 2003.

In this connection, the Board has also resolved that given the relevant government authorities' approvals or consents from the Chinese parties cannot be obtained, the Company would not proceed with the acquisition of interests in the remaining Pending Entities (i.e. 廣州城建開發設計院有限公司 (Guangzhou City Construction & Development Institution Ltd.) and 廣州白馬服裝市場物業管理有限公司 (Guangzhou White Horse Clothings Market Property Management Ltd.)). The attributable appraised audited net asset value of the Pending Entities 2 and 3 represents a very small percentage to that of Guangzhou Constrution BVI Group and accordingly the impact (financial/operational/business strategy) is considered to be minimal. There is no penalty/legal consequence for not acquiring Pending Entities 2 and 3 and no agreements need to be signed to formally record the decision on not proceeding with such acquisitions.

The 31,385,692 Additional Adjusted Consideration Shares allotted and issued in connection with the Supermarket Interest represent about 0.51% of the issued share capital of the Company as at 11th November, 2003 and about 0.50% of the enlarged issued share capital of the Company immediately after the issuance of the Additional Adjusted Consideration Shares. The shareholding of Yue Xiu and its associates in the Company will increase from about 60.08% of the existing issued share capital to about 60.28% of the enlarged issued share capital of the Company after the issuance of the Additional Adjusted Consideration Shares.

By order of the board
Ou Bingchang
Chairman

Hong Kong, 11th November, 2003

The Standard Monday, December 15, 2003

越秀投資有限公司
GUANGZHOU INVESTMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Appointment of General Manager

The Board of Directors of Guangzhou Investment Company Limited (the "Company") announces that Mr. Ou Bingchang, Chairman, was appointed General Manager of the Company with effect from 12th December 2003.

The Board further announces that Mr. Xie Shuwen resigned as Director and General Manager of the Company with effect from 12th December 2003.

We would like to express our thanks to Mr. Xie for his valuable contributions to the Company during his tenure of service.

By order of the Board
Wong Chi Keung
Company Secretary

Hong Kong, 12th December 2003

越秀投資有限公司

GUANGZHOU INVESTMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES AND RESUMPTION OF TRADING

Yue Xiu Enterprises (Holdings) Limited (the "**Vendor**") is the controlling shareholder of Guangzhou Investment Company Limited (the "**Company**").

The Company has been informed that the Vendor has appointed Citigroup Global Markets Hong Kong Futures Limited (the "**Placing Agent**") as the placing agent to procure the sale by Bosworth International Limited, a wholly-owned subsidiary of the Vendor, of an aggregate of 500,000,000 existing shares (the "**Placing Shares**") of HK$0.10 each ("**Shares**") in the capital of the Company at a price of HK$0.95 per Share to independent investors (the "**Placing**").

The Placing is fully underwritten by the Placing Agent.

The Vendor currently holds approximately 58.5% of the Company's existing issued Shares. Upon completion of the Placing, the shareholding of the Vendor will be reduced to approximately 50.6% of the existing issued Shares.

At the request of the Company, the Shares have been suspended from trading on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") effective from 9:30 a.m. on 28 January 2004 pending the release of this announcement. Application will be made by the Company for the resumption of trading of the Shares with effect from 9:30 a.m. on 29 January 2004.

PLACING AGREEMENT DATED 28 JANUARY 2004

Vendor: Yue Xiu Enterprises (Holdings) Limited, the controlling shareholder of the Company, who has appointed the Placing Agent to procure the sale by Bosworth International Limited, a wholly-owned subsidiary of the Vendor, of the Placing Shares. The Vendor currently holds approximately 58.5% of the Company's existing issued Shares. Upon completion of the Placing, the shareholding of the Vendor will be reduced to approximately 50.6% of the existing issued Shares.

Placing Agent and underwriter: Citigroup Global Markets Hong Kong Futures Limited.

Number of Shares to be placed: 500,000,000 existing Shares on a fully underwritten basis, representing approximately 7.9% of the Company's existing issued share capital.

Placing to: Independent investors (within the meaning of "professional investors" as defined under the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and its subsidiary legislation). The Placing is fully underwritten by the Placing Agent.

Independence of placees and Placing Agent: The placees and their respective ultimate beneficial owners and the Placing Agent are independent of and are not connected persons of the Company (as defined in the Rules Governing the Listing of Securities on the Stock Exchange).

Placing price: HK$0.95 per Share, which represents a discount of approximately 4.0% to the closing price of HK$0.99 per Share as quoted on the Stock Exchange on 27 January 2004, being the last trading day immediately prior to the suspension of trading of the Shares on the Stock Exchange. It also represents a discount of approximately 0.6% to the average closing price of HK$0.956 per Share for the last ten trading days up to and including 27 January 2004. The cost and expenses in connection with the Placing will be borne by the Vendor.

Rights: The Placing Shares will be sold free from all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto at the date of the Placing Agreement.

Conditions of the Placing: The Placing is conditional upon, inter alia, there having been, prior to completion of the Placing, no breach of the representations, warranties or undertakings given by the Vendor and no occurrence of an event of force majeure.

Completion of Placing: Expected to take place on 30 January 2004, or such other time or date as may be agreed by the Vendor and the Placing Agent in writing.

Lock-up: (A) The Vendor has undertaken to the Placing Agent that (except for the sale of the Placing Shares pursuant to the Placing Agreement) from the date of the Placing Agreement and on or prior to the date being three months after the date of the Placing Agreement it will not and will procure that none of its nominees or companies controlled by it (other than the Company) or trusts associated with it (whether individually or together and whether directly or indirectly) will (without the prior written consent of the Placing Agent) (i) offer, issue, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (excluding the Placing Shares) or any interests therein or any securities convertible into or exercisable or exchangeable for any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise; and

(B) The Vendor has undertaken to the Placing Agent that it will procure the Company (except for any Shares or other securities or rights issued or granted to shareholders by way of bonus or on the exercise of rights existing at the date of the Placing Agreement or the issue of Shares pursuant to employee share options which have been granted by the Company and which are outstanding as at the date of this announcement) not to, from the date of the Placing Agreement and on and prior to the date being three months after the date of the Placing Agreement, (without the prior written consent of the Placing Agent) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for any Shares or interest in Shares.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, the Shares have been suspended from trading on the Stock Exchange effective from 9:30 a.m. on 28 January 2004 pending the release of this announcement. Application will be made by the Company for the resumption of trading of the Shares with effect from 9:30 a.m. on 29 January 2004.

By order of the Board
Guangzhou Investment Company Limited
Ou Bingchang
Chairman

Hong Kong, 28 January 2004